Form 10-K, Exhibit 13
period 1993-12-31
ANADARKO PETROLEUM CORP
filed 1994-03-18
CIK 773910

                                                                      EXHIBIT 13
                         ANADARKO PETROLEUM CORPORATION
                 PORTIONS OF THE ANADARKO PETROLEUM CORPORTION
                       1993 ANNUAL REPORT TO STOCKHOLDERS


                            Summary Financial Data*


                                                        % Change
Millions except per share amounts              1993        92-93       1992           1991        1990         1989
                                             --------   -----------   -------       --------    -------       -------
Revenues                                      $ 476.3         27      $375.2        $336.6        $388.5      $361.5
Operating Income                                104.1         53        67.6          73.0         118.6       113.3
Net Income before Cumulative Effect
  of Changes in Accounting Principles            40.0         47        27.3          32.4          55.2        48.0
Net Income                                      117.4        330        27.3          32.4          55.2        48.0
Net Cash from Operating Activities              274.3         60       171.6         160.0         207.7       210.8
Per Common Share
  Net Income before Cumulative Effect
    of Changes in Accounting Principles          0.70         43        0.49          0.59          1.04        0.92
  Net Income                                     2.05        318        0.49          0.59          1.04        0.92
  Dividends                                      0.30         --        0.30          0.30          0.30        0.30
Average Shares Outstanding                       57.2          3        55.3          55.0          53.0        52.2
                                              -------       ----      ------        ------        ------      ------
Capital Expenditures                            264.5        (27)      359.9**       165.5         211.0       201.2
                                              -------       ----      ------        ------        ------      ------
Long-term Debt                                    543        (16)        647           440           427         492
Stockholders' Equity                              864         32         657           641           618         495
                                              -------       ----      ------        ------        ------      ------
Total Assets                                  $ 2,023          6      $1,905        $1,676        $1,648      $1,553
                                              -------       ----      ------        ------        ------      ------
Oil Reserves (MMBbls)                            78.5         (2)       80.3          45.8          32.6        28.4
Gas Reserves (Tcf)                               1.88          9        1.73          1.74          1.70        1.73
Total Reserves (MMEEBs)                         391.1          6       368.0         336.5         316.6       316.5
                                              -------       ----      ------        ------        ------      ------
U.S. Finding Cost ($/EEB)                     $  3.55        (23)     $ 4.61        $ 2.62        $ 5.29      $ 5.82
Reserve Replacement
  (% of Production)                               162        (19)        200           166           100         111
                                              -------       ----      ------        ------        ------      ------

* Consolidated for Anadarko Petroleum Corporation (referred to herein as Anadarko) and its subsidiaries, including Anadarko Gathering Company, Anadarko Marketing Company, Anadarko Trading Company, Anadarko Petroleum of Canada Ltd. and Anadarko Algeria Corporation.
**  Includes acquisition of producing properties of approximately $206 million.

EXPLORATION
- -----------

In 1993, Anadarko realized outstanding success in its exploration drilling program. During the year, the Company drilled 32 exploration wells with a 56 percent success rate compared to 27 wells drilled with a 41 percent success rate in 1992. Significant discoveries were made in the United States, both onshore and offshore, and in Algeria.

Key to Anadarko's success is an ongoing commitment to stay active in exploration and maintain a balanced portfolio of prospects. As a result, Anadarko was better positioned than many of our industry peers to take advantage of higher than expected cash flows in 1993.

Exploration spending in 1993 was approximately $97 million, compared to $64 million in 1992. Anadarko expects to increase its exploration spending in 1994 to about $105 million.

GULF OF MEXICO

The Gulf of Mexico has been one of the nation's most prolific exploration plays for more than three decades. With the increased use of three-dimensional (3-D) seismic and other integrated exploration technology, the Gulf of Mexico is offering new opportunities for oil and gas exploration unmatched in many years.

In 1993, Anadarko strengthened its position in the offshore arena with significant discoveries in the new sub-salt play and in conventional exploration plays. During the year, Anadarko drilled seven exploration wells in the Gulf with three discoveries. These discoveries hold the potential for significant increases in reserves and production over the next several years. The Company plans to drill 11 exploratory wells offshore in 1994.

THE SUB-SALT PLAY

No play better symbolizes Anadarko's technological edge in the Gulf of Mexico than the sub-salt trend -- which is becoming the high-potential domestic exploration play of the 1990s. Processing techniques -- with 3-D seismic -- called pre-stack and post-stack depth migration analysis are allowing energy explorers to "see" below large, horizontal salt sheets for the first time.

In September 1993, Anadarko and its partners announced a major oil discovery at Ship Shoal Blocks 349/359, tagged with the prospect name "Mahogany." The first well tested at flow rates of up to 7,256 barrels of oil per day (BOPD) and 9.9 million cubic feet per day (MMcf/d) of gas through a 1/2-inch choke at 7,063 pounds per square inch (psi) flowing tubing pressure. A delineation well -- the Mahogany #2 -- began drilling in January 1994; a third delineation well will follow later this year. Anadarko owns a 37.5-percent working interest in Mahogany.

Shortly after the Mahogany discovery was made, Anadarko and Phillips Petroleum Company began drilling an exploratory well on a second sub-salt prospect, named "Teak," located in 250 feet of water at South Timbalier Blocks 259/260/283, offshore Louisiana. Anadarko owns a 50-percent working interest in the Teak prospect.

The third sub-salt prospect being explored by Anadarko and Phillips, named "Mesquite," began drilling in February 1994 on Vermilion Block 349, offshore Louisiana in 270 feet of water. Anadarko is operator of the well and owns a 50-percent working interest.

Anadarko and Phillips own interests in 15 offshore lease blocks in the sub-salt play. The Company plans to drill five more sub-salt prospects in 1994 and 1995.

CONVENTIONAL OFFSHORE EXPLORATION

While the sub-salt play is significant to Anadarko and to industry exploration in the Gulf, the Company is also using 3-D techniques for more conventional exploration targets in traditional areas offshore Texas and Louisiana. At Matagorda Island Block 636, offshore Texas, Anadarko and its partners made an important natural gas discovery in 1993. The discovery is adjacent to the Matagorda Island 623 field, which is one of the largest offshore Texas gas fields ever found and consists of a four block area encompassing Matagorda Island Blocks 622/623/635/636. Discovered by Anadarko in the early 1980s, gross production from the field averaged about 185 MMcf/d of gas and 1,400 barrels of condensate per day (BCPD) in 1993. A pipeline is being installed to connect the new discovery to a production platform on Matagorda Island Block 622. Flow test results from the discovery are expected in the second quarter of 1994. Anadarko owns a 37.5-percent working interest in all four of the Matagorda Island Blocks.

In December 1993, Anadarko announced a significant natural gas discovery at East Cameron Block 157, located 50 miles offshore Louisiana. The well encountered over 250 feet of net gas pay in six separate Mio-Pliocene sands between 9,500 feet and 15,000 feet. Development drilling will begin in the second quarter of 1994 to further delineate the field. Anadarko has also begun the design of a drilling and production platform and related equipment, which are expected to be installed in late 1994. Anadarko owns a 100-percent working interest in East Cameron Block 157 and a 50-percent working interest in the adjacent East Cameron Block 158, where an exploratory well is slated for the second half of 1994.

YEGUA TREND

Anadarko continues to be one of the most active companies exploring the Yegua Trend of Southeast Texas. Since the Company began exploring the trend in 1992, Anadarko has participated in 11 successful wells out of a total 16 wells drilled -- an exceptional success rate for an exploration play.

One reason for the Company's success is its use of technology. High-density, two-dimensional seismic analysis -- including a technique called amplitude versus offset (AVO) -- has served to reduce risk in the trend. The Company has an average working interest of 50 percent in 32,000 lease acres encompassing 12 drillable prospects with significant gross reserve potential.

Anadarko expects to continue its active exploration and development of the Yegua Trend with 10 wells planned for 1994.

ALGERIA

Anadarko's international exploration efforts in 1993 continued to be focused in Algeria where the Company has had three significant discoveries since 1989 on a 5.1-million acre concession secured from Sonatrach, the national oil and gas enterprise of Algeria. Sonatrach is beneficial owner of 10.2 percent of Anadarko's common stock. Anadarko's objective in international exploration is to bring high-potential prospects to the balanced mix of domestic plays.

In February 1993, the Company announced its first discovery in Algeria located in the Ghadames Basin on Block 208. The El Merk #1 (EMK #1) well flowed over 3,700 BOPD and 17 MMcf/d of gas from two Triassic zones. A subsequent delineation well -- the El Merk #2 (EMK #2) -- drilled in August proved inconclusive as to the commerciality of the EMK #1 discovery well.

In November 1993, Anadarko began drilling a third well on Block 208 -- the El Merk East #1 (EME #1). Located approximately six kilometers southeast of the EMK #1, the EME #1 was drilled to a total depth of 4,529 meters (14,859 feet) and encountered more than 70 meters (230 feet) of net hydrocarbon pay from various Triassic and Devonian sandstones. The well flowed over 8,100 barrels of oil and condensate per day and 82 MMcf/d of gas from four zones.

Also in November, Anadarko contracted a second drilling rig and began drilling another discovery well in Algeria. The Hassi Berkine North #1 (HBN #1), located on Block 404, was drilled to a total depth of 3,430 meters (11,251 feet) and encountered 23 meters (75 feet) of net pay in a Triassic sandstone. The well tested 4,900 BOPD of 42 degree API gravity crude oil and 6.3 MMcf/d of gas through a 3/4-inch choke with 1,330 psi of flowing tubing pressure.
Delineation plans are currently being considered by the partners.

During the first half of 1994, Anadarko and partners will drill two more exploration wells -- Berkine East #1 (BKE #1) and Hassi Berkine East #1 (HBE #1) -- both of which are located on Block 404.

Anadarko is operator of these wells with a 50-percent working interest. Other partners in the Algerian venture -- each with a 25-percent working interest -- are LASMO Oil (Algeria) Limited, a wholly-owned subsidiary of LASMO plc; and, Maersk Olie Algeriet AS, a wholly owned subsidiary of Maersk Olie og Gas AS, a company in the Danish A.P. Moeller group.

PUEBLO VALLEY

In November 1993, Anadarko successfully tested two offset confirmation wells to its 1989 geothermal discovery in the Pueblo Valley of southeast Oregon. Located in the Alvord Known Geothermal Resources Area (Alvord KGRA), the well flowed at an average rate of 290 gallons of water per minute with a wellhead temperature of 296 degrees Fahrenheit.

Anadarko is considering development of the field for electric power generation using binary (closed system) power plants. Binary geothermal power plants have no atmospheric emissions and have the least environmental impact of all renewable energy sources capable of firm power generation. The Company has been selected to participate in contract negotiations with Portland General Electric Company to provide electric power under a long-term contract from a proposed 22 megawatt binary plant.

Results of negotiations are expected during 1994. Subsequent to a successful contract, full project development would take about four years.

Anadarko holds 8,120 net lease acres at the Pueblo Valley discovery site and an additional 39,485 net lease acres within the Alvord KGRA. Anadarko maintains an active interest in geothermal energy because of its long-term economic potential.

DEVELOPMENT
- -----------

While Anadarko's exploration program yielded major discoveries for the Company in 1993, the Company's development program provides low-risk additions to proved reserves and production capacity year after year. Anadarko drilled 187 development wells with a 90 percent success rate in 1993 compared to 99 development wells drilled in 1992 with an 84 percent success rate.

Capital spending for development activities in 1993 was approximately $78 million or 29 percent of total capital spending. This compares to development spending of $29 million or 8 percent of total capital expenditures in 1992. In 1994, Anadarko expects to allocate about $142 million for development, which is 38 percent of the Company's 1994 capital budget.

HUGOTON

Anadarko continues to develop its natural gas reserves through development drilling in the shallow Hugoton Field of Kansas. Anadarko implemented an infill program in 1987 to enhance natural gas production and improve recovery from the Hugoton Field Chase Group formation.

In 1993, Anadarko had interests in a total of 674 producing gas wells in the Hugoton Field, including 282 infill wells. The Company's natural gas production from the field in 1993 was approximately 44 billion cubic feet (Bcf), up 18 percent from 38 Bcf produced in 1992.

Anadarko's production from the Hugoton Field is expected to increase in 1994 due to modifications in production allowable rules approved by the Kansas Corporation Commission (KCC) in December 1993. The KCC issued a written order on their decision in February 1994. (See Regulatory and Legislative Developments included in Management's Discussion and Analysis.) In 1993, Anadarko recorded a modest positive revision to its Hugoton Field reserves to reflect a portion of the effect of the KCC order. (See Supplemental Information to Oil and Gas Exploration and Production Activities included in the Consolidated Financial Statements.)

In 1994, Anadarko expects to drill about 40 infill wells in the field, as well as expand its Hugoton area gas gathering and compression facilities.

SOUTHWEST KANSAS

In 1993, Anadarko continued its "deep" drilling program to find and develop oil and gas reservoirs beneath the shallow natural gas pay zones in the Hugoton Field area.

One example of Anadarko's success in deep drilling has been in the Stirrup Field of Morton County, Kansas. Anadarko has drilled 17 oil wells and five gas wells since the Stirrup Field was discovered in 1985. Gross production averaged 1,450 BOPD and 12 MMcf/d of gas in 1993, an 86-percent increase over field production in 1992. Anadarko expects to drill 36 "deep" oil and gas wells in southwest Kansas in 1994.

Anadarko continues to boost its crude oil production in southwest Kansas through secondary recovery or "waterflood" operations. At Anadarko's Hitch Unit, gross production increased over 400 percent in 1993 to an average 2,200 BOPD compared to an average of 420 BOPD in 1992. At year-end 1993, the Hitch Unit was producing over 3,000 BOPD. Anadarko has a 91-percent working interest in the Hitch Unit.

GOLDEN TREND

One of Anadarko's most important development plays is the Golden Trend of central Oklahoma, where the Company owns interests in 206 wells, most of which are connected to the Company's Antioch Gathering System. During 1993, the Company drilled 37 development wells in the trend to extend the known geographic limits of the reservoir. Production from the trend was 16.6 MMcf/d of gas and 583 BOPD at year-end 1993. Anadarko plans to drill another 44 development wells in the Golden Trend in 1994.

PERMIAN BASIN

Anadarko continues to increase its use of secondary recovery ("waterflood") techniques to maximize production of the Company's oil reserves in the Permian Basin of West Texas. Anadarko's net crude oil production from the area is more than 10,000 BOPD or about 50 percent of the Company's total crude oil and condensate production. This compares to net production from the area of 3,300 BOPD in 1992.

Since 1988, Anadarko has focused much of its acquisition efforts on Permian Basin oil properties. During 1992, the Company invested over $200 million to buy additional oil properties mainly in the Permian Basin. The Company spent another $9 million to develop and upgrade these properties in 1993. As a result of acquisition and development strategies, Anadarko's total crude oil and condensate production increased over 70 percent in 1993 compared to 1992.

In 1994, Anadarko expects to invest $15 million to further develop its waterflood oil properties in the Permian Basin, as well as other secondary recovery properties in the Mid-continent.

GULF OF MEXICO

Anadarko's development of its offshore producing properties in 1993 included drilling four development wells. Anadarko's 1993 production in the Gulf of Mexico remained steady at 94 MMcf/d of gas and 1,600 BOPD compared to 1992 and 1991.

Most notable during the year was Anadarko's continued development of the High Island Block A-376 field. In March 1993, Anadarko drilled a successful delineation well that flowed approximately 5 MMcf/d of gas and 424 BCPD. The well encountered 162 feet of net pay and confirmed a discovery well, drilled in November 1992, which encountered 178 feet of net pay. The discovery tapped a new reservoir that is separate from the existing production areas which have produced over 9 MMBbls of oil and 55 Bcf of gas since being discovered by Anadarko in 1979. A second production platform will be installed on High Island A-376 in mid-1994 with production expected to be on stream by year-end. Anadarko is operator of the block and owns a 33-percent working interest.

During 1994, Anadarko expects to participate in seven development wells in the Gulf of Mexico. Platform design and installation work will commence in 1994 on a number of discoveries made in 1993.

ACQUISITIONS
- ------------

Anadarko's acquisitions strategy places special emphasis on oil and gas producing properties in the United States and Canada where the Company's exploration and production activities are already strong. The goal is to enhance the Company's position and increase profitability in the areas Anadarko knows best.

In 1993, Anadarko maintained an active program to evaluate numerous potential acquisition opportunities in both the United States and Canada. By year-end, the Company closed 24 property acquisition transactions in core producing areas with net proved reserves of 5.7 million energy equivalent barrels (MMEEBs) at a cost of $27.8 million or $4.90 per EEB. Over the next few years, the Company expects to spend about $8 million to further develop reserves on the acquired properties. Acquisitions replaced about 15 percent of total production in 1993.

The largest transaction in 1993 involved $20 million paid for "deep" oil and gas properties encompassing 24,000 lease acres in southwest Kansas from Mesa Operating Limited Partnership. The purchase included proved reserves of about
3.7 MMEEBs and a 6-1/2 percent over-ride interest in an additional 188,000 lease acres which are under a pre-existing farm-out arrangement with another company until 1999, when the undeveloped portion of the acreage will revert to Anadarko.

With further evaluation of these properties and results from seven development wells drilled in 1993, the Company added another 1.9 MMEEBs to reserves from this acquisition. By year-end 1993, production from the properties had increased to 985 BOPD and 2.5 MMcf/d of gas from 450 BOPD and 1.4 MMcf/d of gas when the properties were acquired in late June 1993. Development drilling will continue in 1994 on about 40 identified prospects on the properties.

Anadarko expects competition in the acquisitions arena to remain keen. In 1994, the Company will continue to concentrate on acquisitions of quality producing properties with long reserve lives that mesh profitably and strategically with Anadarko's ongoing operations. As part of this focus on core producing areas, Anadarko will complement its property acquisition efforts with a divestment strategy to include sales of non-strategic assets during 1994.

MARKETING
- ---------

Anadarko's marketing strategies are designed to capture maximum value when the Company sells natural gas, crude oil and natural gas liquids.

NATURAL GAS

Since becoming an independent company in 1986, Anadarko has significantly increased its natural gas sales and gained market share by offering customers secure supplies under a variety of contract options with innovative pricing structures and marketing related services.

In 1993, the Company's marketing subsidiary Anadarko Trading Company (ATC) was redesigned to provide a variety of value-added marketing services to end-use customers primarily in midwest and northeast markets. Installation began on a computerized decision-support system which will allow ATC to move gas to the most profitable markets and take advantage of the lowest cost transportation available.

ATC continues to expand its gas sales capacity by increasing its purchase of non-affiliated gas. In 1993, sales of non-affiliated purchased gas totaled 82 Bcf compared to 58 Bcf in 1992 and 28 Bcf in 1991. In December 1993, ATC entered into a one-year gas purchase agreement with PanCanadian Petroleum Company (U.S.), effective April 1, 1994, under which ATC will purchase 42 MMcf/d of gas from PanCanadian for sale into market areas in Illinois, Wisconsin and Minnesota. In 1993, ATC sold about 100 MMcf/d of gas into this Midwest market.

Gas is sold under a portfolio of contracts, the majority of which are market-responsive with pricing being determined based on the term of the contract, the level of reliability and the types of services provided. In 1993, about half of Anadarko's gas sales volumes (including sales of gas purchased from non-affiliated parties) was sold directly to local distribution companies and industrial end-users compared to about one-third in 1992.

PLANTS AND PIPELINES

Anadarko's investment in gas gathering operations allows the Company to better manage its gas production, improve theultimate recovery of reserves and enhance marketing opportunities.

Since 1988, the Company has invested approximately $54 million to build or acquire gas gathering systems and gas processing plants. Anadarko currently owns and operates four major gas gathering systems in core producing areas and operates or has interests in 13 other systems. These four large systems have capacity of 300 MMcf/d of gas and are connected to 536 wells.

In 1993, Anadarko began a $1.6 million expansion of its Hugoton Gathering System (HUGS) in southwest Kansas, built in 1990. With completion of this expansion in January 1994, HUGS has 120 MMcf/d of gas capacity to serve Anadarko's markets in the Midwest through two interstate and one intrastate pipeline connection. Additional expansion projects are planned on HUGS in 1994.

Also in 1993, Anadarko invested $1.7 million to expand and add compression equipment to its Antioch Gathering System in central Oklahoma. As a result, throughput at the Panther Creek Plant increased from 16 to 26 MMcf/d of gas.

In 1994, Anadarko will aggressively pursue further expansion of its gas gathering and processing operations. A new Plants and Pipelines Division will invest approximately $36 million in 1994 for construction of new gathering and processing facilities, installation of additional compressors and expansion of existing gathering systems.

Anadarko also will continue its aggressive pursuit of additional marketing and transportation options through participation in development of market trading centers (hubs) in areas of Company operations.

CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS

Anadarko's crude oil and condensate sales volumes were up 70 percent in 1993 compared to 1992 primarily due to the purchase of producing oil properties in the Permian Basin in December 1992.

The majority of Anadarko's crude oil production is sold on 30-day "evergreen" contracts with prices based on postings plus a premium.

Over the past few years, Anadarko has become increasingly active in the natural gas liquids (NGLs) business, primarily as a result of its gas gathering and processing operations. In 1993, Anadarko's sales of NGLs reached record levels of 2.7 MMBbls. The increase is related primarily to the acquisition of producing properties in the Permian Basin of West Texas in December 1992, as well as sales from inventory.

STOCKHOLDERS' INFORMATION

The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 283,000 shares in 1993, 205,000 shares in 1992 and 183,000 shares in 1991.

The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings ANADRK or ANADRKPETE.

The following shows information regarding the closing market price of and dividends paid on the Company's common stock by quarter for 1993 and 1992.

                                         FIRST           SECOND           THIRD            FOURTH
                                        QUARTER          QUARTER          QUARTER          QUARTER
                                        -------          -------          -------          -------
1993
Market Price
  High                                  $38.25           $43.63           $47.50           $51.75
  Low                                    25.88            36.25            38.25            39.50
Dividends                               $0.075           $0.075           $0.075           $0.075
1992
Market Price
  High                                  $24.00           $27.00           $32.75           $30.88
  Low                                    18.88            20.25            23.38            26.63
Dividends                               $0.075           $0.075           $0.075           $0.075



                                                        10