Form 10-K405, Exhibit 13
period 1994-12-31
ANADARKO PETROLEUM CORP
filed 1995-03-07
CIK 773910

                                                                      EXHIBIT 13

                            SUMMARY FINANCIAL DATA*

                                                       % CHANGE
     millions, except per share amounts        1994     93-94      1993     1992     1991     1990
- --------------------------------------------  ------   --------   ------   ------   ------   ------
Revenues                                      $482.5        --    $482.0   $379.7   $336.6   $388.5
Operating Income                                94.2       (10)    104.1     67.6     73.0    118.6
Net Income before Cumulative Effect of
  Changes in Accounting Principles              41.1         3      40.0     27.3     32.4     55.2
Net Income                                      41.1       (65)    117.4     27.3     32.4     55.2
Net Cash from Operating Activities             239.7       (13)    274.3    171.6    160.0    207.7
Per Common Share
  Net Income before Cumulative Effect of
     Changes in Accounting Principles           0.70        --      0.70     0.49     0.59     1.04
  Net Income                                    0.70       (66)     2.05     0.49     0.59     1.04
  Dividends                                     0.30        --      0.30     0.30     0.30     0.30
Average Shares Outstanding                      58.8         3      57.2     55.3     55.0     53.0
                                              ------   --------   ------   ------   ------   ------
Capital Expenditures                             423        60       264      360      166      211
                                              ------   --------   ------   ------   ------   ------
Long-term Debt                                   629        16       543      647      440      427
Stockholders' Equity                             900         4       864      657      641      618
                                              ------   --------   ------   ------   ------   ------
Total Assets                                  $2,142         6    $2,023   $1,905   $1,676   $1,648
                                              ------   --------   ------   ------   ------   ------
Oil Reserves (MMBbls)                          157.4       101      78.5     80.3     45.8     32.6
Gas Reserves (Tcf)                              1.91         2      1.88     1.73     1.74     1.70
Total Reserves (MMEEBs)                        476.4        22     391.1    368.0    336.5    316.6
                                              ------   --------   ------   ------   ------   ------
U.S. Finding Cost ($/EEB)                     $ 3.57         1    $ 3.55   $ 4.61   $ 2.62   $ 5.29
Reserve Replacement
  (% of Production)                              308        90       162      200      166      100

- ---------------

* Consolidated for Anadarko Petroleum Corporation (referred to herein as Anadarko) and its principal subsidiaries, including Anadarko Gathering Company, Anadarko Trading Company and Anadarko Algeria Corporation. See Management's Discussion and Analysis.

                                  EXPLORATION

     Anadarko is an energy exploration company, with a portfolio of drilling prospects carefully balanced as to potential risk and reward. For 13 consecutive years, the Company has consistently increased reserves with an unyielding commitment to pursue exploration in mature as well as frontier areas.
     During 1994, Anadarko and partners made four crude oil discoveries -- one in the Gulf of Mexico and three in Algeria's Sahara Desert -- in the early stages of two long-term exploration programs that show great potential.
     In Algeria, the Company is exploring for and developing hydrocarbons on an exploration area covering more than five million acres. Drilling will continue in 1995 and the Company is preparing a conceptual plan to develop the five large oil discoveries.
     In the Gulf of Mexico, Anadarko drilled four conventional exploratory wells and two sub-salt exploratory wells in 1994. Anadarko is an industry leader in the sub-salt play, searching for hydrocarbons beneath large salt layers. The Company plans to drill four sub-salt wildcats in 1995 and continue investing in advanced seismic imaging techniques which are essential to this exploration effort.

     Drilling activities continue in southwest Kansas where new oil and gas reserves continue to be found beneath shallow pay zones of the Hugoton Field. The Company is also actively exploring for oil and gas along the Gulf Coast.
     In 1995, the Company plans to invest $78 million in exploration activities compared to $196 million spent in 1994. The 1994 exploration investment program included $72 million spent in March when the Company acquired 26 lease blocks offshore Louisiana. All but two blocks are related to sub-salt exploration.

                                  DEVELOPMENT

     Anadarko's development operations convert successful exploration discoveries into commercial producing fields. Efficient exploitation of the Company's oil and gas fields helps achieve maximum value for the Company's oil and gas reserves.
     Anadarko installed two offshore production platforms in the Gulf of Mexico in 1994 at the site of the recent exploration discoveries. One platform was installed at High Island Block A-376 in 341 feet of water less than two years after discovery. Initial production from the platform was 1,700 barrels of oil per day (BOPD) and 2.8 million cubic feet per day (MMcf/d) of gas. Production from the platform has been suspended, pending final regulatory approval. The second production platform was installed at East Cameron Block 157, only 10 months after discovery. Initial production from this new Field is expected in 1995 and further development drilling is planned.
     Drilling continued at the Mahogany Field on Ship Shoal Blocks 349/359, the Company's first sub-salt discovery announced in September 1993. In August 1994, a delineation well found additional reservoir sand and tested over 4,000 BOPD and 5 MMcf/d of gas. A second delineation well was drilling at the time this report was released for printing. A production platform is currently being designed for the Field.
     In the Hugoton Field of Kansas, Anadarko drilled 44 infill wells, for a total of 325 infill wells since the program began in 1987. Because of this aggressive drilling program, the Company was able to capitalize on revised Field rules in 1994 and increase gas production from the Field by about 18 percent.
     The Company drilled or re-completed 17 wells on properties acquired in July 1993 from another operator in southwest Kansas. As a result, oil and gas production from the acquired properties has tripled since Anadarko began operations.
     In the Permian Basin of West Texas, Anadarko continued to develop existing oil fields to enhance production through secondary recovery (waterflood) techniques. Activity focused on properties acquired over the past three years. In 1994, the Company drilled 75 wells in the area and acquired additional working interests in two major fields.
     In 1994, Anadarko drilled 44 development wells in central Oklahoma's Golden Trend and oil and gas production from the Field increased sharply. Net gas production increased 64 percent to 23 MMcf/d and oil production increased 87 percent to 700 BOPD.
     In 1995, the Company plans to invest $121 million in development activities compared to $129 million in 1994. Spending will again focus on major onshore domestic producing basins, as well as development of recent exploration discoveries in the U.S. and Algeria.

                                  ACQUISITIONS

     Anadarko's strategy is to strengthen operations in its main producing areas through a highly-selective program of property acquisitions. When it's advantageous, the Company also sells non-strategic properties and reinvests the proceeds in core areas of operation.
     In 1994, the Company acquired through purchases and trades 14.6 million energy equivalent barrels (MMEEBs) of reserves for about $18.1 million and plans to invest another $8 million over the next few years to further develop these reserves. Anadarko also sold 17.1 MMEEBs in non-strategic areas for $109 million. The largest transaction involved selling the Company's Canadian subsidiary for $58 million.
     In October 1994, Anadarko signed agreements to acquire two natural gas gathering systems in southwest Kansas from an interstate pipeline company. These acquisitions complement the Company's marketing strategies and should increase gas gathering system capability from 155 MMcf/d of gas to 480 MMcf/d of gas.

                                   MARKETING

     Over the past three years, Anadarko has adopted a number of marketing strategies in response to rapidly changing conditions in energy markets. However, the Company's commitment to long-term customers -- matching supply assurance with a full array of services and competitive pricing -- remains unchanged.
     A number of tools are used to manage price volatility and uncertainty in today's gas markets, including: increased sales of third-party gas; price hedging strategies; the increased use of storage; and, improved capabilities to trade large volumes of gas on a daily basis. These strategies have helped the Company increase sales volumes, capture more market share and improve earnings over the past few years.
     Recent oil discoveries in Algeria and the Gulf of Mexico will make crude oil marketing more critical as new fields are brought on-line.

STOCKHOLDERS' INFORMATION

     The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 326,000 shares in 1994, 283,000 shares in 1993 and 205,000 shares in 1992.
     The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings ANADRK or ANADRKPETE.
     The following shows information regarding the closing market price of and dividends paid on the Company's common stock by quarter for 1994 and 1993.

                                                       FIRST      SECOND       THIRD      FOURTH
                                                      QUARTER     QUARTER     QUARTER     QUARTER
                                                      -------     -------     -------     -------
1994
MARKET PRICE
  High                                                $49.88      $58.00      $56.88      $49.38
  Low                                                 $42.50      $46.00      $43.75      $37.38
DIVIDENDS                                             $0.075      $0.075      $0.075      $0.075
1993
MARKET PRICE
  High                                                $38.25      $43.63      $47.50      $51.75
  Low                                                 $25.88      $36.25      $38.25      $39.50
DIVIDENDS                                             $0.075      $0.075      $0.075      $0.075