Form 10-K405, Exhibit 13
period 1995-12-31
ANADARKO PETROLEUM CORP
filed 1996-03-12
CIK 773910

                                                                      EXHIBIT 13

                        *****************************
                        *                           *
                        *  SUMMARY FINANCIAL DATA*  *
                        *                           *
                        *****************************

                                                     % Change
Millions except per share amounts          1995        94-95         1994           1993      1992        1991
-----------------------------------------------------------------------------------------------------------------
Revenues                                  $434.0         (10)       $482.5        $482.0     $379.7      $336.6
Operating Income                            64.5         (32)         94.2         104.1       67.6        73.0
Net Income before Cumulative Effect
   of Changes in Accounting Principles      21.0         (49)         41.1          40.0       27.3        32.4
Net Income                                  21.0         (49)         41.1         117.4       27.3        32.4
Net Cash from Operating Activities         248.3           4         239.7         274.3      171.6       160.0
Per Common Share
   Net Income before Cumulative Effect
      of Changes in Accounting Principles   0.36         (49)         0.70          0.70       0.49        0.59
   Net Income                               0.36         (49)         0.70          2.05       0.49        0.59
   Dividends                                0.30           -          0.30          0.30       0.30        0.30
Average Shares Outstanding                  58.9           -          58.8          57.2       55.3        55.0
Capital Expenditures                         331         (22)          423           264        360         166
-----------------------------------------------------------------------------------------------------------------
Long-term Debt                               674           7           629           543        647         440
Stockholders' Equity                         910           1           900           864        657         641
-----------------------------------------------------------------------------------------------------------------
Total Assets                              $2,267           6        $2,142        $2,023     $1,905      $1,676
-----------------------------------------------------------------------------------------------------------------
Oil Reserves (MMBbls)                      219.2          39         157.4          78.5       80.3        45.8
Gas Reserves (Tcf)                          1.84          (4)         1.91          1.88       1.73        1.74
Total Reserves (MMEEBs)                    526.3          10         476.4         391.1      368.0       336.5
-----------------------------------------------------------------------------------------------------------------
Worldwide Finding Cost ($/EEB)             $2.74          (1)        $2.76         $4.07      $5.43       $3.13
Worldwide Reserve Replacement
   (% of Production)                         226         (27)          308           162        200         166

* Consolidated for Anadarko Petroleum Corporation (referred to herein as Anadarko) and its principal subsidiaries, including Anadarko Gathering Company, Anadarko Trading Company and Anadarko Algeria Corporation. See Management's Discussion and Analysis.

                                 INTERNATIONAL

                                   OPERATIONS

Anadarko is active in a number of high-potential projects overseas. These projects complement the Company's base of domestic operations. The current areas of major exploration and development drilling activity are Algeria and Indonesia. Anadarko also signed an agreement in 1995 to explore Eritrea's Red Sea off the east coast of Africa. Other project areas being studied for possible future investments include geologic basins in South America, the Middle East and Asia.

In determining Anadarko's involvement in international ventures, the Company focuses on selected regional areas with known hydrocarbon systems that offer multiple geologic plays and potential. Rigorous economic analysis and the best geologic and geophysical technology is applied to achieve a proper mix of risk and reward.

In 1996, Anadarko plans to invest $176 million in international exploration and development, an increase of 227 percent over 1995, due primarily to investments that should bring initial production volumes on-stream in Algeria in 1997. Over the past three years, Anadarko's investment in international exploration totals $137 million, or about 14 percent of total capital spending.

At the end of 1995, about 18 percent of Anadarko's total energy reserves were outside the U.S. compared to nine percent at the end of 1994 and three percent at the end of 1993.

The following sections describe the Company's major areas of international operations.

                                *************
                                *           *
                                *  ALGERIA  *
                                *           *
                                *************


Anadarko's largest international venture lies in the Sahara Desert of North Africa. Beneath these vast sands, Anadarko estimates it has discovered about
1.5 billion barrels (gross) of crude oil and condensate from five discoveries. An industry report released in July 1995 by PetroConsultants says that more oil was found in Algeria in 1994 than anywhere else on earth. Most of that oil was discovered by Anadarko.

In 1995, the Company drilled one exploratory well and four exploratory delineation wells in Algeria. Capital spending for the year totaled $41 million. To date, the Company's aggressive exploration programs have discovered three commercial oil fields. Tremendous exploration potential remains in the contract area.

NEW FIELD DISCOVERY During March 1995, Anadarko and partners made a significant oil discovery when the Hassi Berkine South No. 1B (HBNS-1B) exploratory well was completed and tested at 16,000 barrels of oil per day (BOPD) and 17.8 million cubic feet per day (MMcf/d) of gas. A second well successfully confirmed field continuity after being drilled four miles southwest of the discovery well; the HBNS-2 well flowed 3,631 BOPD and 3.9 MMcf/d of gas in September 1995. The HBNS-3 well flowed at a Company-record flow rate of 17,682 BOPD and 19.8 MMcf/d of gas through a 90/64-inch choke. Test results from the HBNS-3 were announced in February 1996. A third field delineation well, the HBNS-4, was drilling when this report was released for printing.

BERKINE EAST FIELD In the third quarter of 1995, a successful field delineation well - the Berkine East No. 2 (BKE-2) well, located on Block 404 in the Ghadames Basin, tested at 17,309 BOPD and 3.9 MMcf/d of gas through two 3/4-inch chokes. The well encountered 190 feet of pay in the Triassic sandstone and confirmed the reservoir discovered in the BKE-1 well, announced in May 1994. In October 1995, a Spanish exploration company (Cepsa) announced a significant oil discovery called the ORD-2 located just south of Anadarko's exploration block boundary. This well effectively extended the reservoir limits of the BKE Field. Anadarko and partners are currently discussing with Cepsa the prospects for delineation and development of the BKE/ORD complex to assure the most efficient and effective recovery of reserves.

HASSI BERKINE FIELD In July 1995, the Hassi Berkine No. 4 (HBN-4) delineation well was drilled about three miles southwest of the HBN-1 Field discovery well and about three miles south of the HBN-2 delineation well. The well was drilled structurally down-dip to determine the limits of the HBN Field. The well encountered thick reservoir quality sands, but was structurally low to the oil-water contact. Although the HBN-4 well was a dry hole, it provided useful data for field delineation and reserve estimates for the HBN Field. The well was cased and could be used as a future injection well.

RESERVES In 1995, Anadarko increased its estimate of total discovered oil from the five discoveries to approximately 1.5 billion barrels (gross) of crude oil and condensate. Additional drilling and production information will be needed to more accurately determine total reserves. Based on preliminary development studies, Anadarko has booked 92.5 million barrels
(net) through December 31, 1995. See Supplemental Information on Oil and Gas Producing Activities under Item 8 of the Form 10-K.

1996 DEVELOPMENT ACTIVITY Anadarko and partners are working to bring the three commercial discoveries in Algeria on production and to further delineate the EME/EMK Complex. The partners and SONATRACH, the national oil and gas enterprise of Algeria, have applied to the Algerian Ministry of Energy for Provisional Exploitation Authorization (PEA) for Stage I production from the HBN and HBNS Fields. Under the terms of the PEA, Stage I production of about 40,000 BOPD (gross), based on our best current estimate, could begin in 1997 at an estimated total cost of $210 million (gross).

During 1996, Commerciality Reports will be filed requesting Exploitation Licenses (EL) for the HBN and HBNS Fields based on existing data and the results of the delineation well currently drilling. The estimated cost for full development of both Fields is $1.2 billion, which would be shared by all part-ners and SONATRACH under the terms of the Production Sharing Agreement (PSA). The Company estimates a multi-rig development drilling program could be underway at the HBN and HBNS Fields in the second half of 1996.

Initial production from the HBN and HBNS Fields will be transported to Haoud El Hamra, SONATRACH's main oil terminal in the area, using an existing pipeline just north of Block 404. Subsequent stages of production will be moved through a new 30-inch pipeline expected to be operational in 1997. The new line will have the capacity to transport up to 400,000 BOPD. Anadarko has begun initial steps to secure markets for the crude oil.

Delineation drilling is planned in 1996 in the BKE Field, also located on Block
404. Drilling plans will be coordinated with Cepsa's delineation of the ORD discovery to the south. Anadarko and Cepsa are coordinating a joint development plan for the discoveries. In 1996, Anadarko may apply for an EL for the BKE Field.

Drilling operations will commence in the first quarter of 1996 on Block 208 near the EME-1 discovery well, announced in February 1994. A delineation well, EME-2, will be drilled about 1.5 miles east of the discovery well. The EME-1 well flowed 1,860 BOPD, 6,250 barrels of condensate per day (BCPD) and 80 MMcf/d of gas from four zones.

1996 EXPLORATION ACTIVITY Anadarko expects to have two drilling rigs active throughout most of the year drilling both exploration and delineation wells. The Berkine Northeast No. 1 (BKNE-1), a wildcat on Block 404, should begin drilling in the first quarter of 1996. In addition, drilling began in January on an exploratory prospect called the Takouazet South No. 1 (TAKS-1) on Block 245, one of two remaining undrilled blocks and the southern-most block on the exploration area that extends over 240 miles from north to south.

Since Anadarko signed its PSA with SONATRACH in 1989, 35 other energy companies from around the world have begun exploration or exploitation programs to develop oil or natural gas reserves in Algeria.

Anadarko's interest in the Algerian PSA is 50 percent. Under the terms of the PSA, liquid hydrocarbons that are discovered, developed and produced will be shared by SONATRACH, Anadarko and its two partners LASMO and Maersk. SONATRACH is responsible for its share (51 percent) of development and production costs. In addition, Anadarko and its partners are entitled to recover exploration costs out of production in the exploitation phase. For additional information, see Properties and Activities - International under Item 1 and Marketing Strategies and Additional Factors Affecting Business under Item 7 of the Form 10-K.

***************
*             *
*  INDONESIA  *
*             *
***************


Anadarko's global quest for hydrocarbons is ongoing on the Jabung Block in the Jambi Province of central Sumatra, where the Company has maintained an active exploration program since 1992. In 1995, Anadarko and partners drilled two exploration wells and two delineation wells on the two million acre concession area. Anadarko's net capital spending was $7 million for 1995 and is estimated at $3 million in 1996.

NORTH GERAGAI FIELD In the first quarter of 1995, Anadarko and partners announced their first successful exploration well in Indonesia. The North Geragai No. 1. well flowed 5,100 BOPD, 30 MMcf/d of gas and 350 BCPD from multiple zones. The No. 2 delineation well successfully established Field continuity, after being drilled one mile southeast of the discovery well, and it flowed 2,967 BOPD, 10.9 MMcf/d of gas and 115 BCPD from multiple zones.

A No. 3 well was drilled 1.5 miles northwest of the discovery well and it tested 2,800 BOPD and 2.4 MMcf/d of gas from multiple zones. The North Geragai No. 4 well began drilling in February 1996.

Anadarko and partners are currently discussing commerciality of the North Geragai Field. If determined commercial, a Plan of Development should be submitted to Pertamina, the state oil company of Indonesia, in the first half of 1996 and oil production could begin in early 1997. Oil would be transported 15 miles northeast to the Java Sea. Two natural gas pipelines are planned in the area with completion anticipated in late 1998.

THE NORTHEAST BETARA PROSPECT Another exploration prospect drilled about 25 miles northwest of the North Geragai Field - the Northeast Betara No. 1 - encountered 130 feet of hydrocarbon-bearing sands. Three intervals were tested and flowed at a combined rate of 420 BCPD and 22 MMcf/d of gas, of which about 55 percent was carbon dioxide. Further evaluation is required and the Northeast Betara No. 2 should begin drilling in March 1996 to look for the Field's oil rim.

Operator Santa Fe Energy Resources, Kerr-McGee Corporation and Anadarko each hold a 33.33-percent interest in the Indonesia project.

                                                                   *************
                                                                   *           *
                                                                   *  ERITREA  *
                                                                   *           *
                                                                   *************


In September 1995, Anadarko signed an agreement to explore for oil and gas in the Red Sea off the east coast of Africa in the nation of Eritrea. Anadarko was the first energy company to secure such an agreement since Eritrea became an independent nation in 1993, following a 30-year war with Ethiopia. Anadarko is exploring the 6.7 million acre Zula Block and plans to invest up to $29 million over the next several years.

The Red Sea is one of the world's most prospective, under-explored areas and, because of Eritrea's struggle for independence, no wells have been drilled in the area since 1977. However, the few wells drilled between 1965 and 1977 confirm the key elements required for an active hydrocarbon system - source, trapping, seal and reservoir. Of the earlier wells drilled in the Red Sea, only two were drilled on the Zula Block and neither was completed for production. Review of existing seismic data shows that much of the Zula Block contains salt features and the Company's experience in the Gulf of Mexico will be beneficial in making this play.

In the first quarter of 1996, Anadarko conducted a high-density aerial gravity and magnetic survey over the Zula Block. The results of this survey will be used to determine specific locations for the seismic acquisition program scheduled for mid-year 1996.

Anadarko Eritrea Company, a wholly-owned subsidiary, opened an office in Asmara, Eritrea, in December 1995. The Company owns a 100-percent interest in the project but may take partners.

************
*          *
*  JORDAN  *
*          *
************


In January 1996, Anadarko and the Natural Resources Authority of the Hashemite Kingdom of Jordan initialed a Production Sharing Agreement. The agreement covers about 4.2 million acres and Anadarko has committed to spend at least $5 million during the first two and one-half years of the exploration period. Anadarko plans to drill one stratigraphic test well in 1996 to confirm existence of a working petroleum system. The Company anticipates the agreement will be formally signed during the first quarter of 1996, following approval by the Council of Ministers. Once executed, the agreement will be presented to the Parliament for final approval. Anadarko owns a 100-percent interest in the project but may take partners.

***********
*         *
*  CHINA  *
*         *
***********


Two million acres in China's Sichuan Basin in the Sichuan Province underwent a complete geological, geophysical and engineering study in 1995. The study stems from a 1994 joint-study agreement Anadarko signed with Chengdu Huachuan Petroleum and Natural Gas Exploration and Development Corporation. Anadarko owns a 100-percent interest in this project but may take partners. Pending the conclusions of the current study, Anadarko could begin negotiations on a production sharing contract in 1996.

ALGERIA MAP (GRAPHIC MATERIAL OMITTED)

                                                          Million   Trillion cubic
                                                     Barrels of Oil    Feet of Gas
                                                     -----------------------------
MAJOR FIELDS AND ESTIMATED RESERVES

Hassi Messaoud                                                9,250          3.20
Rhourde El Baguel                                               580          0.55
Nezla                                                                        2.00
Brides                                                                       1.00
Gassi Touill                                                    500          2.70
Rhourde Nouss                                                   400          9.00
Tin Fouye                                                       450          4.00
Ohanet                                                          300
Mereksene                                                       250
Stah                                                            250
Alrar                                                           235          5.00
La Reculee                                                                   0.35
Zarzaitine                                                    1,200          5.00
Edjleh                                                          220

                                                                    Million cubic
ANADARKO DISCOVERIES                           Date     Barrels of   feet of gas
                                            Announced   Oil per Day    per day
                                            -------------------------------------
COMMERCIAL FIELD DISCOVERIES AND ACTIVITY
Hassi Berkine Field
  HBN-1                                        2/94           4,900          6.30
  HBN-2                                       12/94          13,752         10.60
Hassi Berkine South Field
  HBNS-1B                                      3/95          16,000         18.00
  HBNS-2                                       9/95           3,631          3.90
  HBNS-3 (testing)
  HBNS-4 (drilling 2/96)
Berkine East Field
  BKE-1                                        5/94          15,275         38.00
  BKE-2                                        6/95          17,309          3.90
  BKE-3 (proposed 1996)

                                                                     Barrels of   Million cubic
                                               Date     Barrels of    Condensate   feet of gas
                                            Announced   Oil per Day    per day       per day
                                            ---------------------------------------------------
OTHER DISCOVERIES AND ACTIVITY
  EMK-1                                        2/93           1,972         1,750         17.30
  EME-1                                        2/94           1,860         6,250         82.50
  TAKS-1 (drilling 2/96)
  BKNE (proposed 1996)

                                    DOMESTIC

                                   OPERATIONS

Since its founding in 1959, Anadarko has been actively exploring and developing major geologic basins of the U.S. - primarily in Kansas, Oklahoma, Texas and offshore in the Gulf of Mexico. Domestic reserves of oil and gas are Anadarko's core assets, comprising 82 percent of total reserves at the end of 1995. At the present time, all of the Company's oil and gas production comes from domestic fields.

Development Programs - Anadarko has a number of development strategies that are designed to maximize recovery of existing reserves through development drilling and other exploitation work, including secondary recovery (waterflood) projects. Anadarko often acquires producing properties with upside potential in strategic areas, and may elect to sell non-strategic producing properties and reinvest the proceeds in core areas. The Company has been active in applying modern cost-effective technology to better manage production operations and reserve recovery.

Exploration Programs - Anadarko is an industry leader in successfully finding new energy reserves in the mature hydrocarbon provinces of the U.S. The Company's successful application of new technology, the careful attention to risk and reward inherent in all exploration ventures, and an unwavering commitment to continue exploration - all are key factors that make the effort successful.

Anadarko's 1996 capital spending budget for domestic operations was set at $309 million compared to $277 million of capital expenditures in 1995. Over the past three years, investment in domestic operations totaled $881 million, or 86 percent of total capital spending.

The following pages describe key projects underway in domestic operations.

                             ********************
                             *                  *
                             *  GULF OF MEXICO  *
                             *                  *
                             ********************


Because Anadarko remained active in exploration and development drilling projects in the Gulf of Mexico over the past few years, the area has played an increasingly important role for the Company in terms of reserves and production volumes.

At the end of 1995, about 16 percent of the Company's total proved energy reserves were located in the Gulf of Mexico where production volumes increased 25 percent from the 1994 volumes on an EEB basis. Anadarko's Gulf of Mexico production in 1995 averaged 117 MMcf/d and 2,200 barrels of oil and condensate per day. The production increase is primarily due to the installation of two production platforms in late 1994.

During 1995, Anadarko was active in both sub-salt and conventional exploration and development projects in the Gulf of Mexico, although some gas-oriented projects were deferred due to low gas prices during the year.

THE SUB-SALT PROGRAM Anadarko's goal in 1995 was to drill four exploratory tests on sub-salt prospects. To accomplish this objective, the Company conducted extensive data analysis on its inventory of 20 sub-salt prospects situated on 40 lease blocks in shallow waters (less than 1,000 feet deep) of the Gulf of Mexico. More than $8 million was spent for new seismic acquisition and processing in order to upgrade the prospect inventory. The evaluation was completed and approved by partners late in the year and drilling began on three sub-salt prospects by December 1995; the fourth well should begin in March 1996.

In 1996, the Company expects to drill two additional sub-salt wildcat wells and assess the results of the four wells currently drilling. Activity in the sub-salt program is expected to continue for several more years.

For years, energy explorers avoided drilling through salt structures. Seismic data often proved unreliable and the drilling problems seemed insurmountable. But with the advent of new technology came solutions. Although the industry is still on a learning curve, the success of Anadarko and other operators indicates that significant reserves can still be found in mature areas of the Gulf of Mexico. Since 1990, the industry has made five sub-salt discoveries out of about 15 exploratory wells. Anadarko owns interest in two of those discoveries - Teak and Mahogany.

DEVELOPMENT OF THE MAHOGANY OIL FIELD In April 1995, after completion of the third successful appraisal well, the Mahogany Field was declared commercial. The Mahogany Field is the industry's first commercial sub-salt development, located 80 miles offshore Louisiana at Ship Shoal South Addition 349 and 359 in 370 feet of water. The Field discovery well was announced in September 1993. A fourth well is currently drilling and more wells will be drilled when it is completed.

Construction of the platform began in May 1995. The platform will be capable of handling 45,000 BOPD and 100 MMcf/d of gas and could support up to 20 wells. Platform installation is expected in the third quarter of 1996 with production beginning in late 1996.

Production from the initial completions is expected to reach 22,000 BOPD and 30 MMcf/d (gross) of gas. Production is expected to increase as additional development wells are drilled and completed. Phillips Petroleum Company is the operator. Anadarko and Phillips each have a 37.5-percent working interest in the Mahogany development. Amoco Production Company owns a 25-percent working interest.

CONVENTIONAL DRILLING OPERATIONS In 1995, Anadarko participated in three conventional exploration and four development wells in the Gulf of Mexico. The three exploration wells were dry holes and the four development wells were successful and completed for production. In 1995, the Company and partners installed a four-slot, braced caisson platform at Matagorda Island 635 No. 2 (A-1). A pipeline was installed to connect to the Matagorda Island 623 "B" production platform for processing. Due to weak gas prices in 1995, the Company elected to defer some potential gas projects.

The Company is continuing to develop its producing fields in the Gulf of Mexico. In 1996, Anadarko has budgeted $9.5 million for ongoing development operations at Matagorda Island 622/623/635/636, East Cameron 157 and Vermilion
78. Anadarko will also be participating in the installation of a production platform operated by Amerada Hess at South Marsh Island 192.

                                                                    ************
                                                                    *          *
                                                                    *  ALASKA  *
                                                                    *          *
                                                                    ************


Alaska still remains one of the United States' most prospective areas for oil and gas exploration. Anadarko has been exploring on the North Slope with partners since 1992 and is currently evaluating other prospective areas for exploration in the future.

COLVILLE RIVER DELTA PROJECT During 1995, important progress was made in delineating a 1994 oil field discovery adjacent to the Colville River Delta on the North Slope of Alaska. At mid-year, one of the partners announced the discovery of over 100 million barrels of oil. Plans were made for a full-scale field delineation drilling effort during the winter of 1995-96 to determine the commerciality of these discoveries.

The partners plan a two-phase delineation program which includes use of two rigs to drill up to six delineation wells plus acquisition of new 3-D seismic data across the project area. Drilling is currently underway and depending on weather conditions on the frozen tundra of the North Slope, the drilling activity could extend into April 1996.

The new seismic data and drilling results will be used to determine the commerciality of the field. The operator, Atlantic Richfield Co. (ARCO), and partners are working on reducing drilling and field development costs - two factors that could help make the play economic. In an innovative approach to Alaskan development, advance work on engineering design and permitting is already underway; if the field is proven commercial, this work should reduce the time from declaring commerciality to first production.

Anadarko owns a 22-percent working interest in the Colville River Delta
Project.

**********************
*                    *
*  SOUTHWEST KANSAS  *
*                    *
**********************


Anadarko continues to explore and develop the oil and natural gas fields that underlie the shallow Hugoton Gas Field in southwest Kansas. During 1995, the Company drilled 92 wells in the area and invested over $30 million in capital projects. Net production from the area was 85.9 billion cubic feet (Bcf) of gas and 1.8 million barrels of oil during 1995 - which amounts to about 41 percent of the Company's total production for the year. The area also accounted for about 41 percent of total production in 1994.

In the Kansas Hugoton Field, production increased in 1994 following changes in production allowables approved for the Hugoton Field by the Kansas Corporation Commission (KCC). Gas production declined modestly in this field during 1995 and is expected to continue to decline.

Anadarko has made a number of successful property acquisitions in southwest Kansas, expanding its inventory of properties that can be developed using recompletions, increased density and step-out development drilling. One example of this type of investment activity is the Angman Field, located in Seward County, Kansas, a Field acquired in 1993.

Over the last two years, Anadarko has been developing deeper oil reserves in the Angman Field. In 1993, the Field had only one well producing about 650 thousand cubic feet per day (Mcf/d) of gas. Since 1993, production from the Angman Field has increased to 1,000 BOPD and 3,000 Mcf/d of gas after drilling 13 development wells in the Chester and St. Louis zones. In 1996, the Company plans to drill six wells north of Angman on new acreage acquired in 1995.

GAS GATHERING OPERATIONS Anadarko views gathering as one of the most important methods of managing production volumes, improving reserve recovery and efficiently depleting reservoirs. Since 1988, the Company has invested about $76 million on gathering systems which are located in all of the strategic producing areas. In late 1994, Anadarko agreed to purchase two separate gas gathering systems in southwest Kansas - the Cimarron River System (CRS) and a portion of the Panhandle Eastern Pipe Line (PEPL) gathering system.

In October 1994, the Company took over operation of the CRS. In December 1995, the Federal Energy Regulatory Commission (FERC) issued orders approving Anadarko Gathering Company's (a wholly-owned subsidiary of Anadarko) acquisition of the PEPL assets and declaring that the assets will not be subject to FERC jurisdiction. Anadarko took over operation of the PEPL assets in March 1996. Approximately 75 percent of the gas flowing through these systems is produced by Anadarko-operated wells.

Combined, these acquisitions will triple the Company's gas gathering capacity, boosting capability to more than 480 MMcf/d. In 1996, Anadarko plans to invest $15 million installing five compression stations to lower line pressure and increase deliverability. This is the first stage of a three-year program to improve operating efficiency.

                                                           *********************
                                                           *                   *
                                                           *  TEXAS PANHANDLE  *
                                                           *                   *
                                                           *********************


The West Panhandle Red Cave Field in Moore County, Texas is one of the Company's onshore successes of 1995. Over the past year, Anadarko has drilled 20 wells, 16 of which produced a combined initial rate of 8.5 MMcf/d of gas
(net). Prior to the 1995 drilling program, Anadarko operated 34 Red Cave wells with average production of about 2.5 MMcf/d of gas (net). Anadarko has been active in the Red Cave Field since the 1960s. The shallow Red Cave wells can be drilled, completed and connected to existing pipelines in about two weeks. Additional drilling is planned in 1996.

*******************
*                 *
*  PERMIAN BASIN  *
*                 *
*******************


Anadarko's net oil production from west Texas' Permian Basin in 1995 increased for the seventh consecutive year to an average of 11,500 BOPD, a seven-fold increase since 1988. This increase can be attributed to successful acquisitions and the exploitation of undeveloped properties. About half of the Company's total oil production comes from the Permian Basin.

This area is an excellent example of how Anadarko uses acquisitions, divestitures and property trades to strengthen its position and improve profitability in core operating areas.

Capital expenditures in 1995 in the Permian Basin totaled about $27 million. About $11 million was spent drilling 63 primary development wells, with the remainder spent on 33 secondary recovery wells and associated waterflood facilities. The Company has focused much of its recent acquisition efforts in this area, acquiring properties that complement ongoing operations and have the potential for increased production and reserves through improved waterflood operations and development drilling. Properties that were acquired from ARCO in 1992 are still the focus of these activities.

One such example is the Ketchum Mountain Field, located in Irion County, Texas. When acquired in 1992, this Field was producing 450 BOPD. The Company drilled and completed 51 extension wells in 1995 and production is currently 2,000 BOPD. Anadarko is continuing development and plans to implement waterflood operations in 1996.

In Ector County, Texas' Goldsmith Cummins Deep Unit, the Company drilled 25 wells and installed injection facilities in 1995 to further expand waterflood operations. Current production from these properties is about 1,000 BOPD and should increase over the next several years.

In 1996, Anadarko expects to invest about $30 million to further develop its properties in the Permian Basin. An area of concentration will be the Anadarko-operated TXL (South) and TXL (North) Units of Ector County, Texas, where the Company's interests have recently been consolidated and increased through a series of acquisitions and trades.

                                                              ******************
                                                              *                *
                                                              *  GOLDEN TREND  *
                                                              *                *
                                                              ******************


In 1995, Anadarko drilled eight wells in the Golden Trend of Central Oklahoma. Activity in 1994 reached record levels with the drilling of 44 wells to develop formations sandwiched between zones producing since the 1950s. However, activity levels declined in 1995, due to weak gas prices. Plunger lift gas systems were installed on 40 wells during the year, increasing their production from 3.4 MMcf/d in 1994 to 4.4 MMcf/d of gas and decreasing their operating expense.

Total production from the Golden Trend in 1995 averaged 19.1 MMcf/d (net) of gas, a decrease of 17 percent compared to 1994. Oil production in 1995 averaged 560 BOPD (net), down 20 percent.

The Company plans to drill 10 wells in the Golden Trend in 1996 to extend existing reservoir limits and improve production. Anadarko owns interests in 245 wells in the area, of which 166 are Company-operated. With more than 18,500 undeveloped lease acres in three counties, this area holds additional future development opportunities for Anadarko. The Company will increase drilling activities in the area as gas prices warrant.

                                                                ****************
                                                                *              *
                                                                *  GULF COAST  *
                                                                *              *
                                                                ****************


Anadarko continues to explore along the Gulf Coast in several high-potential, relatively under-explored plays from South Texas through Louisiana and into Mississippi. Future drilling is dependent upon the results of several large 3-D seismic programs ongoing in Texas and Mississippi. These seismic programs should be completed by late 1996.

***************************************************************************
*                                                                         *
*  Forward Looking Statements This annual report contains                 *
*  forward-looking statements within the meaning of Section 27A of the    *
*  Securities Act of 1933 and Section 21E of the Securities Exchange Act  *
*  of 1934. Anadarko believes that its expectations are based on          *
*  reasonable assumptions. No assurances, however, can be given that      *
*  its goals will be achieved.  See Additional Factors Affecting          *
*  Business under Item 7 of the Form 10-K.                                *
*                                                                         *
***************************************************************************

STOCKHOLDERS' INFORMATION

The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 288,000 shares in 1995, 326,000 shares in 1994 and 283,000 shares in 1993.

The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings ANADRK or ANADRKPETE.

The following shows information regarding the closing market price of and dividends paid on the Company's common stock by quarter for 1995 and 1994.

                    FIRST           SECOND           THIRD            FOURTH
                   QUARTER          QUARTER          QUARTER          QUARTER
                   -------          -------          -------          -------
1995
Market Price
  High             $45.38           $46.50           $50.25           $54.13
  Low              $35.88           $40.13           $41.25           $40.75
Dividends          $0.075           $0.075           $0.075           $0.075
1994
Market Price
  High             $49.88           $58.00           $56.88           $49.38
  Low              $42.50           $46.00           $43.75           $37.38
Dividends          $0.075           $0.075           $0.075           $0.075