Form 10-K, Exhibit 13
period 1996-12-31
ANADARKO PETROLEUM CORP
filed 1997-03-12
CIK 773910

                                                                      EXHIBIT 13

                            SUMMARY FINANCIAL DATA*


                                                             % CHANGE
Millions except per share amounts                 1996          95-96        1995          1994       1993          1992
                                                 -----------------------------------------------------------------------
Revenues                                        $ 569.0            31      $ 434.0       $ 482.5    $ 482.0      $ 379.7
Operating Income                                  195.6           203         64.5          88.7      104.1         67.6
Net Income before Cumulative
  Effect of Changes in
  Accounting Principles                           100.7           380         21.0          41.1       40.0         27.3
Net Income                                        100.7           380         21.0          41.1      117.4         27.3
Net Cash provided by Operating
  Activities                                      314.5            27        248.3         239.7      274.3        171.6
Per Common Share
  Net Income before Cumulative
    Effect of Changes in
    Accounting Principles                          1.70           372         0.36          0.70       0.70         0.49
  Net Income                                       1.70           372         0.36          0.70       2.05         0.49
  Dividends                                        0.30             -         0.30          0.30       0.30         0.30
Average Shares Outstanding                         59.2             1         58.9          58.8       57.2         55.3

Capital Expenditures                                427            29          331           423        264          360
                                                -------           ---      -------       -------    -------      -------

Long-term Debt                                      731             8          674           629        543          647
Stockholders' Equity                              1,014            11          910           900        864          657
                                                -------           ---      -------       -------    -------      -------

Total Assets                                    $ 2,584            14      $ 2,267       $ 2,142    $ 2,023      $ 1,905
                                                -------           ---      ------        -------    -------      -------

Oil Reserves (MMBbls)                             297.8            36        219.2         157.4       78.5         80.3
Gas Reserves (Tcf)                                 1.82            (1)        1.84          1.91       1.88         1.73
Total Reserves (MMEEBs)                           601.3            14        526.3         476.4      391.1        368.0
                                                -------           ---      -------       -------    -------      -------

Worldwide Finding Cost ($/EEB)                  $  2.76             1      $  2.74       $  2.76    $  4.07      $  5.43

Worldwide Reserve Replacement
  (% of Production)                                 299            32          226           308        162          200

* Consolidated for Anadarko Petroleum Corporation (referred to herein as Anadarko) and its principal subsidiaries, including Anadarko Energy Services Company, Anadarko Gathering Company, and Anadarko Algeria Corporation. See Management's Discussion and Analysis.

1996

1996 was a record year for Anadarko. The Company benefited from strong commodity prices for gas, oil and natural gas liquids (NGLs), posting record revenues, cash flow and net income. However, our successes were much more than monetary.

         Record levels of activity were achieved in nearly all of the Company's core operating areas. Significant capital investments were made in the areas of southwest Kansas, the Permian Basin of west Texas, the Gulf of Mexico and Alaska. Using the drill bit, Anadarko again replaced its annual production volumes with proven reserves of oil and gas. These reserves were found at costs well below the most recent available industry averages.

         Overseas, our development work in Algeria moved us closer to first production. With highly-prospective acreage remaining in Algeria, Anadarko continued to explore, drilling three discoveries. The Company signed two new international ventures in 1996 to generate future opportunity and continued growth and also divested its interests in Indonesia.

         With the strongest portfolio of exploitation and development drilling projects in Company history, Anadarko announced that by 2000 production should double from current levels. This section details the Company's 1996 work program.

ALGERIA

Anadarko's 1996 work program in Algeria's Sahara Desert balanced delineation of known fields with continued exploration. The Company successfully drilled four delineation wells and three wildcat discovery wells. With results from the Algeria drilling program, the Company's estimates of net, proved reserves were raised to 124.3 million barrels (MMBbls) of crude oil and condensate, an increase of 34 percent over 1995. Algeria represents about 20 percent of the Company's total proved reserves.

         The Algerian work program accounted for the largest portion of the Company's international budget. Capital spending for 1996 totaled $85 million and Anadarko plans to invest $191 million in Algeria in 1997.

Developing Known Discoveries

In 1996, SONATRACH received a Provisional Exploitation Authorization (PEA) from the Algerian government for wells in the Hassi Berkine (HBN) and Hassi Berkine South (HBNS) Fields. This gave Anadarko approval to begin development operations toward first production.

         In September 1996, Anadarko and partners signed a $177-million Engineering, Procurement and Construction (EPC) contract with Brown & Root Condor for Stage I production facilities at the HBNS Field. Anadarko and its partners are working toward first production of 60,000 barrels of oil per day
(BOPD) (gross) in early 1998. Construction is underway which includes oil and gas processing facilities and separators, compression equipment to reinject natural gas, oil storage tanks with a capacity of

180,000 barrels, and office, accommodation and maintenance facilities. The Company plans to spend approximately $120 million on development activities in Algeria in 1997.

         HBNS Field ~ The HBNS Field was discovered in 1995 and three delineation wells have been drilled in the Field to date. Three of the wells tested at unstimulated flow rates ranging from 14,500 - 17,000 BOPD. A comprehensive development plan is being prepared that calls for drilling about 53 wells in the 30,000-acre HBNS Field. Development drilling will begin in 1997. Additional production facilities at the HBNS Field are planned to increase production volumes in subsequent stages of development.

         Initial production from the HBNS Field will move through a new 30-inch pipeline being constructed by SONATRACH. The pipeline, expected to be completed in late 1997, runs just south of the HBNS Field west to the Nezla area and north past the giant Hassi Messaoud Field. Production will then be transported to multiple export terminals on the Mediterranean Coast. Markets for this Saharan Blend crude oil are now being identified by Anadarko's marketing department.

         HBN Field ~ Development planning is underway at the HBN Field, located on Block 404 just north of the HBNS Field. Since the HBN Field was discovered in 1994 (the HBN-1 well tested 4,900 BOPD), the partners have drilled one successful delineation well - the HBN-2 well which tested 13,750 BOPD. A third delineation well - the HBN-4 - was drilled three miles southwest of the HBN-1 discovery well. Although it was a dry hole, the well encountered thick, reservoir quality sands and established the oil/water contact. The well was cased and will be used as a future injection well.

         In March 1996, the Italian company, Agip, announced a discovery called the Hassi Berkine North No. 1 (HBNN-1), located just north of Block 404, which demonstrated the extension of the HBN Field onto Agip's Block 403. The HBNN-1 well tested 14,818 BOPD. In December 1996, results from the HBNN-2 well were announced, flowing 12,000 BOPD. Anadarko and partners are working with Agip on the Commerciality Report and a joint development plan for the Field. The companies plan to file the Commerciality Report for the HBN Field in 1997. An Exploitation License could be granted in late 1997 with first production projected for late 1999.

         BKE Field ~ Anadarko's largest Algerian Field discovered to date is the Berkine East (BKE) Field, located on Block 404. Discovered in 1994, the BKE Field stretches about 25 kilometers from north to south and is located on both Anadarko and Cepsa (a Spanish oil company operating on Block 406) acreage. Since 1994, Anadarko and partners have drilled two successful delineation wells in the BKE Field; two of the wells tested at unstimulated rates above 15,000 BOPD. Cepsa has drilled three delineation wells in the Field.

         During 1996, Anadarko and partners drilled the BKE-4 well, the second delineation well in the Field. The well was drilled about five kilometers from the BKE-1 discovery well and logged 70 feet of net pay, confirming the significant westward extension of the Field on Anadarko's acreage. The well was not tested and was cased and suspended for future production.

         Anadarko and partners are currently preparing a joint development plan and a Commerciality Report for the BKE Field with Cepsa. The Commerciality Report should be submitted to SONATRACH in 1997. Following receipt of an Exploitation License, initial production is expected in late 1999.

    EME Field ~ Delineation drilling at the El Merk East (EME) Field, located on Block 208, was conducted in 1996. The EME Field is the fourth oil field discovered by the partners since 1993. The EME-2 delineation well, located about 2.4 kilometers east of the EME-1 discovery well, tested three zones with combined flow rates in excess of 18,000 barrels of oil and condensate per day and 66 MMcf/d of gas. The EME Field area is structurally complex and has multiple productive zones of oil, gas and condensate. The commercial potential of this field is under evaluation.

Continued Exploration

Significant exploration potential remains on the partners' acreage. In 1997, Anadarko plans a two-rig drilling program to drill up to 10 exploration targets. The Company plans to invest about $50 million on exploration in Algeria in 1997.

         Four exploration wells were drilled in 1996, of which three were discoveries.

         BKNE-1 ~ The Berkine North East No. 1 discovery well was drilled 18 kilometers west of the BKE Field and logged 14 feet of net oil pay. The well was not tested and was cased and suspended. Additional evaluation is underway to determine the potential of this discovery. The new SONATRACH 30-inch pipeline will come very close to the BKNE-1 discovery.

         EKT-1 ~ The El Kheit Et Tessekha No. 1 (EKT-1) discovery well is located in the north- west corner of Block 208. The well found 144 feet of net hydrocarbon pay sands and flowed at an unstimulated rate of 13,568 BOPD and 8.8 MMcf/d of gas. Partners will evaluate the results of the EKT-1 well and expect further delineation drilling to better evaluate this significant discovery.

         EMC-1 ~ The El Merk Central No. 1 (EMC-1) well, located on Block 208, was completed in late 1996. The well flowed 1,278 barrels of condensate per day
(BCPD) and 10.2 MMcf/d of gas. The EMC-1 well successfully tested a new fault block adjacent to the EME Field and is the fourth exploration success on Block 208 since 1993. EMC-1 is located 1.5 kilometers west of the EME Field and six kilometers southwest of EMK-1.

         TAKS-1 ~ The Takouazet South No. 1 (TAKS-1) was drilled on the partners' southernmost acreage - Block 245, a previously undrilled area. The well discovered no commercial hydrocarbons and was plugged and abandoned.

         Anadarko's interest in the Algerian PSA for Blocks 208, 211, 245 and 404 is 50 percent before participation at the exploitation stage by SONATRACH. The Company has two other partners, LASMO and Maersk.

         In addition to Anadarko's original exploration area, the Company acquired a minority interest in a PSA for two additional blocks covering about
1.2 million acres in 1994. The Blocks, 401 and 402, are located east of Block 404 and are operated by BHP Petroleum (Algerie) Inc. In 1996, BHP and Anadarko shot 1,900 kilometers of high-quality seismic data and are currently evaluating exploration drilling plans for 1997. In December 1996, Agip announced a discovery - the BRSE No. 1 - located less than one mile from the partners' lease boundary. The BRSE No. 1 well tested about 13,000 BOPD. Anadarko owns a 27.5-percent interest in the two blocks.

         For additional information, see Properties and Activities - International under Item 1 and Marketing Strategies and Additional Factors Affecting Business under Item 7 of the Form 10-K.


ALASKA

Anadarko has been exploring on Alaska's North Slope with partner ARCO Alaska, Inc. since 1992. Today, Anadarko is active in two regions in Alaska: the Colville area on the North Slope and the Cook Inlet.

         Anadarko invested about $14 million in its Alaska operations in 1996 and plans to spend about $17 million in 1997. The budgeted dollars are equally split between development of the new Alpine Field and continued geological and geophysical studies in the Cook Inlet.

The Alpine Field

In October 1996, Anadarko and partners announced plans to develop the Alpine Field, a major oil field on Alaska's North Slope. Located about 50 miles west of Prudhoe Bay, the Alpine Field holds proven and potential oil reserves of 250-300 million barrels (gross). This Field is the largest domestic onshore discovery announced in the last decade and the fifth largest field in Alaska.

         Development work is underway in the Field with first production of 30,000 BOPD (gross) expected in 2000. Production should double to 60,000 BOPD (gross) in 2001. The partners are planning a 100-150 well program with an estimated development cost of $700-$800 million (gross). In 1997, partners plan to complete interpretation of a 150 square-mile 3-D seismic survey conducted in early 1996.

         Technological advancements and an appreciation for the environment allow oil and gas operations and wildlife to co-exist in pristine areas like Alaska. Minimizing environmental impact is a key factor in development of the Alpine Field.

         Directional drilling will be conducted from two well pads, totaling 85 acres. Construction of the drilling pads is expected to commence in 1997 with development drilling estimated to begin in early 1999. A 16-20 inch, 34 mile pipeline will be constructed to connect the production facility to the Trans Alaska Pipeline System terminus in the Kuparuk River Field. A one-mile section of the pipeline will be tunneled 110 feet below the surface of the Colville River, eliminating the need for costly roads and bridges. Pipeline construction is scheduled to begin in late 1997.

         Equipment and personnel will be moved by small aircraft, helicopters and, during the winter months, surface vehicles over an ice road. Through innovative solutions like these, the partners plan to reduce development costs for the Alpine Field by about 30 percent compared to other North Slope Fields.

         To secure additional acreage, Anadarko and partners invested about $2 million for five tracts totaling 5,900 acres near the Alpine Field in State Lease Sale 86A held in October 1996. A complete geological and geophysical evaluation of this acreage was conducted in 1996.

         Partners in the Alpine Field include ARCO Alaska, Inc. (operator), 56-percent working interest; Anadarko, 22-percent working interest; and, Union Texas Petroleum Alaska Corp., 22-percent working interest.

The Cook Inlet

Anadarko's long-term interest in Alaska was further demonstrated when the Company signed a strategic alliance with ARCO Alaska in 1996 to explore the Upper Cook Inlet on the state's southern coast. Anadarko will combine its experience and proven track record in exploration with ARCO's experience in Alaska.

         The two-year agreement gives Anadarko access to ARCO Alaska's 127,000 lease acres in the area. Anadarko will serve as operator and will supervise an Anchorage-based team of geoscientists. In December 1996, Anadarko and ARCO Alaska purchased 10 lease blocks for $832,000 covering 39,000 acres on the west side of the Cook Inlet and on the Kenai Peninsula.

         During 1996, Anadarko reviewed existing seismic data in the Cook Inlet region to identify areas for a new seismic acquisition program. Anadarko completed a 73-mile seismic shoot in early 1997 and is planning to complete another 74-mile seismic shoot in the first half of 1997. The Company expects to develop a list of exploratory prospects by 1998. Anadarko plans to invest about $7 million (net) on its Cook Inlet technical evaluations in 1997.

         Anadarko (operator) and ARCO Alaska each have a 50-percent working interest in the Cook Inlet alliance.

The Beaufort Sea

In September 1996, Anadarko and partner ARCO Alaska acquired six lease blocks totaling about 34,000 acres in the Beaufort Sea, off the North Slope of Alaska. The companies are reviewing existing seismic data and plan to acquire new seismic information in late 1997. ARCO Alaska (operator) owns a 78-percent working interest in the blocks. Anadarko owns a 22-percent working interest.

         Alaska is one of the country's last domestic frontiers for oil and gas exploration. Anadarko plans to look at other opportunities within the state and will continue to allocate future exploration and development efforts to this new core area.



GULF OF MEXICO

Anadarko's Gulf of Mexico activities in 1996 were highlighted by installation of and first production from the Mahogany platform and by two additional sub-salt discoveries. Anadarko invested about $103 million on its Gulf of Mexico operations in 1996.

         At year-end 1996, about 13 percent of Anadarko's proved energy reserves were located in the Gulf of Mexico. Anadarko's Gulf of Mexico production in 1996 averaged 119 MMcf/d of gas and 2,000 barrels of oil and condensate per day.

         The Company plans to maintain a balanced program of exploration and development in both conventional and sub-salt plays. Anadarko plans to spend about $87 million in 1997 for Gulf of Mexico exploration and development.

The Mahogany Field

The industry's focus on the Gulf of Mexico's sub-salt play began in September 1993 when Anadarko and its partners made the Mahogany discovery, located at Ship Shoal South Addition 349/359 about 80 miles offshore Louisiana. After drilling three successful delineation wells, the Mahogany Field was declared commercial by the partners in April 1995. The platform was installed in August 1996 and first production began in late December 1996.

         At the time this report was released for printing, production tests from two wells at the Mahogany platform totaled approximately 14,000 BOPD and 14 MMcf/d of gas (gross). The partners are in the process of completing the remaining two wells drilled to date and expect to bring them on-line in 1997. Production from these four wells is estimated to peak in 1997 at about 22,000 BOPD and 30 MMcf/d of gas. Additional wells drilled from the platform could increase production. This platform can also be used to produce discoveries from the partners' neighboring blocks.

         Phillips Petroleum Company (operator) and Anadarko each own a 37.5-percent working interest in the Mahogany Field. Amoco Production Company owns a 25- percent working interest.

Sub-Salt Success

Anadarko continued its sub-salt play success in 1996 by announcing two discoveries: Agate and Monazite. The Company also drilled three dry holes in 1996. Anadarko has one of the industry's most extensive portfolios of sub-salt prospects with 17 prospects on 32 lease blocks.

         Agate ~ Anadarko and partners' third sub-salt discovery to date was Agate, located at Ship Shoal 361, about 72 miles offshore Louisiana. Two separate zones in a single sand formation were tested at Agate, with the well flowing 4,126 BOPD and 24.1 MMcf/d of gas. The well was drilled to a total depth of 16,163 feet and encountered a gross hydrocarbon interval of 105 feet. The discovery is located in about 400 feet of water.

         Agate is located about six miles west of the Mahogany Field. The partners are analyzing the possibility of installing sub-sea completion facilities at Agate, tying production to the Mahogany platform. Anadarko and Phillips (operator) each own a 50-percent working interest in the Agate Field.

         Monazite ~ In November 1996, Anadarko announced the Monazite discovery, located at Vermilion South Addition 375. Well logs, core analyses and production tests confirmed multiple hydrocarbon bearing sands.

         Production tests were attempted over a one-month period on separate pay intervals. Although all intervals flowed oil, the information was inconclusive. Poor wellbore conditions resulted in the well being plugged and abandoned. Anadarko and partners are reviewing existing seismic data and future appraisal drilling is needed to confirm commerciality of the Monazite discovery. The Company is planning a delineation well at Monazite during 1997. Anadarko (operator), Broken Hill Proprietary (BHP) and Phillips each hold a 33.33-percent working interest in the Monazite discovery.

Sub-Salt in 1997

Anadarko and partners have drilled a total of eight exploratory sub-salt wells with four discoveries (Mahogany, Teak, Agate, Monazite). The Company is very encouraged by the results in this play to date and has five prospects in the final stages of exploration preparation. Anadarko has budgeted about $40 million (net) for sub-salt exploration in 1997.

         In January 1997, Anadarko and partners spudded the Lion No. 1 prospect, located at South Timbalier 299, about 60 miles offshore Louisiana. BHP (operator), Anadarko and Phillips each own a 33.33-percent working interest in the prospect.

         During 1997, Anadarko will continue to evaluate its prospect inventory and make determinations on drilling order. In 1996, more than $9 million was spent on new seismic acquisition and processing to help "firm-up" drilling locations.

         Including other operators, nine sub-salt wells were drilled in the Gulf of Mexico in 1996 and seven wells were drilling at the time of publication. Technological advancements in seismic acquisition, processing and structural modeling have yielded better solutions to sub-salt challenges. While the industry is still learning, the success of Anadarko and others proves the potential of the sub-salt play.

Conventional Operations

Conventional operations in the Gulf of Mexico in 1996 focused on drilling and recompletions, or enhancing the production capabilities of existing wells. The Company participated in the completion of three new wells in 1996 and 10 additional wells were recompleted. Production from these wells added 52 MMcf/d of gas and 2,760 BOPD.

         In 1996, Anadarko drilled three conventional exploration wells - all dry holes. Two additional exploration wells began drilling in late 1996.

         In 1997, Anadarko plans to drill three conventional exploration wells in the Gulf of Mexico. Eight development wells are also planned in 1997. Anadarko's recompletion program will continue in 1997.

Going Deep

Encouraged by the industry's success in the deepwater of the Gulf of Mexico, Anadarko and partners in September 1996 acquired 12 lease blocks in Offshore Lease Sale No. 161. The blocks have water depths ranging from 2,700-5,700 feet. The Company operates 10 of the blocks.

         Anadarko selected its deepwater blocks by interpreting available 2-D and 3-D seismic data. The Company plans to acquire 3-D data on seven of the blocks in 1997. One exploratory prospect could be drilled in late 1997.

THE HUGOTON EMBAYMENT

In the Hugoton Embayment, located in southwest Kansas and the Oklahoma Panhandle, the Company operates about 2,000 wells on about 500,000 lease acres. During 1996, Anadarko drilled 72 development wells and recompleted 27 wells. Activities are concentrated on two major work programs - the shallow, low pressure gas formations and the deep oil and gas zones found beneath the shallow production.

         The Company's 1996 capital spending in the Hugoton Embayment was $30 million, excluding acquisitions. Record activity is expected in 1997, with 130 development wells and 40 recompletions budgeted. Capital spending for 1997 is estimated at about $50 million, an increase of 66 percent over 1996.

         Over the last four years, Anadarko has invested about $77 million in its Hugoton Embayment operations, drilling nearly 300 development wells and recompleting about 70 wells. Through this program, the Company has added 31.2 MMEEBs of proved reserves.

         Net production in 1996 from the Hugoton Embayment was 85.8 billion cubic feet (Bcf) of gas and 1.6 MMBbls of oil. This area accounted for 42 percent of the Company's total production volumes in 1996. Gas production is predicted to rise in 1997-98.


Developing the Shallow Formations

The shallow gas formations (2,000-3,500 feet) are contained in four fields: the Hugoton, Panoma Council Grove and Greenwood Fields, located in southwest Kansas, and the Guymon-Hugoton Field, located in the Oklahoma Panhandle. The Company is still developing reserves in the shallow Hugoton Field even though it was discovered in 1922.

         During 1996, Anadarko invested about $5 million in shallow gas drilling in the area. The Company drilled and completed 17 wells (10 infill wells and seven replacement wells), adding production of 4.5 MMcf/d of gas. At year-end 1996, an additional 11 wells were drilled and are in various stages of completion. In 1997, the Company has budgeted $7 million to drill 30 wells.

         Another major component of the Company's program is workovers - or improving production from existing wells. At year-end 1996, 17 workover rigs were operating in the Hugoton Embayment. Anadarko worked over about 100 wells in 1996 and plans to workover about 150 wells in 1997. Better completions, utilizing improved fracture-stimulation technology, should help increase production volumes in 1997.

Exploiting Deep Horizons

Anadarko is exploring and developing the deeper productive horizons (5,000-6,000 feet) below the shallow gas fields with success.

         During 1996 in the deeper formations, the Company drilled 55 wells and recompleted 27 wells, representing a capital expenditure of about $17 million. Net production in 1996 from the deeper horizons in the area averaged 53 MMcf/d of gas and

4,600 BOPD. This represents about 13 percent of the Company's total production volumes. Anadarko is now the largest oil producer in southwest Kansas.

         In 1997, 100 development wells and 40 recompletions are planned in deeper zones with an estimated expenditure of about $29 million. This drilling program is largely based on 3-D seismic. In 1996, the Company spent $8 million to acquire 339 square-miles of 3-D seismic data in the area. The results of these surveys were used to identify drilling locations in the Chester and Morrow producing trends. In 1997, the Company plans to acquire an additional 200 square-miles of 3-D seismic over other prospective areas.

         Property acquisitions have helped solidify the Company's acreage positions in the area. The largest acquisition by the Company in this area was from Mesa Operating Limited Partnership in 1993. Anadarko acquired the "deep" rights to oil and gas properties encompassing 21,000 net acres. Anadarko has drilled 45 development wells on this acreage since the 1993 acquisition, with production increasing from 500 BOPD and 400 thousand cubic feet per day (Mcf/d) of gas in 1993 to a peak of 2,000 BOPD and 5,000 Mcf/d of gas in 1996. The Company also acquired a 6.5-percent override interest in an additional 188,000 acres which are under a pre-existing farm-out arrangement with another company until 1999 when the undeveloped portion of the acreage will revert to Anadarko.

         In March 1996, Anadarko acquired about 24,000 net acres in the Oklahoma panhandle (Cimarron and Texas Counties) from another operator for $2.9 million. The Company also farmed-in an additional 31,000 net acres. A 3-D survey of the area is planned and the Company anticipates drilling 11 development wells on the acreage in 1997.

Gathering Operations

In March 1996, Anadarko closed the acquisition of Panhandle Eastern Pipe Line Company's (PEPL) West End gas gathering assets in the Hugoton Field area. This was the second of two recent acquisitions from PanEnergy Corp. When combined, the two acquisitions triple Anadarko's gathering capacity to 480 MMcf/d of gas. The PEPL acquisition includes 1,150 miles of pipeline, 16 compressor stations and serves nearly 1,000 Anadarko-operated wells and 200 third-party wells. Anadarko took over operation of the Cimarron River System (CRS) in late 1994. The purchase price for the two systems was about $35 million.

         During 1996, Anadarko invested $15 million for upgrades to the Company's gas gathering system in southwest Kansas. Control of gathering assets helps the Company maximize production and meet changing market demands.

         Over the last three years, Anadarko has invested about $10 million installing computerized well automation systems in southwest Kansas. The system electronically tracks the producing status of about 1,500 Company-operated wells in southwest Kansas and the Oklahoma and Texas panhandles. Anadarko spent $3 million in 1996 to install the automation system on wells connected to the PEPL and CRS systems.

PERMIAN BASIN

An aggressive work program in the Permian Basin of west Texas during 1996 focused on development drilling, increased density drilling and waterflood implementation. Drilling activity in 1996 reached record levels in the Permian Basin. At year-end 1996, Permian Basin net production was about 9,500 BOPD, or about half of the Company's total daily oil production.

         In 1996, Anadarko invested about $36 million in the area. The Company drilled 182 wells (163 development wells and 19 injection wells) in the Permian Basin in 1996 compared to 96 wells (73 development wells and 23 injection wells) the previous year. Anadarko plans to drill more than 200 wells in the Permian Basin in 1997, with planned capital expenditures of $46 million. At the time this report was released for printing, 10 Company-operated rigs were drilling in the Permian Basin.

         The most active area in 1996 was the TXL South Unit of Ector County, Texas. Anadarko drilled and completed 55 infill wells in the Unit in 1996. As a result of this infill drilling program, gross production has increased from 1,070 BOPD and 1.2 MMcf/d of gas in 1995 to a current rate of 3,200 BOPD and
5.9 MMcf/d of gas.

         The Company's working interest in the TXL South Unit has increased from less than one percent to 65 percent through a series of acquisitions and trades over the past four years. Anadarko plans to spend about $17 million in the TXL South Unit in 1997 to drill 50 development wells and add pay in 20 existing wells. An additional 40 wells will be deepened to expose more pay interval. Plans call for expanding waterflood operations over the next few years. Anadarko currently operates about 200 producing wells in the TXL South Field on about 10,000 lease acres (gross).

         In the Sharon Ridge/Diamond M Fields in Scurry County, Texas, the Company initiated secondary recovery operations in 1996 on approximately 1,500 acres. A $13 million program is underway to drill 32 producing wells, 46 injection wells and construct waterflood facilities. At year-end 1996, the program was about 30 percent complete. Anadarko currently operates 300 producing wells in these fields with average 1996 production of 1,500 BOPD.

GULF COAST

In the Gulf Coast regions of Mississippi, Texas and Louisiana, Anadarko is active in several high-potential exploratory plays. Many of these areas remain relatively under-explored with modern technology and the Company is introducing new strategies in the search for hydrocarbons.

Smackover Play

In 1996, Anadarko participated in the largest 3-D seismic survey ever conducted in Mississippi - a 202 square-mile area in the Smackover Play in Wayne County. The survey provided data on several exploratory leads that the Company identified from existing 2-D data that was reprocessed in 1995. Potential reservoirs in the Smackover Play are located on the flanks of large, steeply-dipping salt structures.

         In 1997, Anadarko plans to drill up to four exploratory wells. The first prospect spudded in February 1997. Anadarko will continue to evaluate the 3-D seismic results for the remainder of the 1997 drilling program.
Anadarko spent $2 million on its Smackover exploratory program in 1996 and plans to invest about $11 million in 1997. Anadarko owns 20,000 (gross) lease acres in Wayne and Jones Counties. The Company has a 50-percent working interest in this venture.

Wilcox Play

Anadarko is also evaluating exploration prospects in the Wilcox Play, located primarily in Jim Hogg County, Texas. The Company is currently working on a leasing program in the area. During 1996, Anadarko conducted a 120 square-mile 3-D seismic survey. The seismic data was processed in late 1996 - early 1997 and the Company plans to drill an exploratory well in mid-1997. Anadarko has a 33.33-percent working interest in the exploratory venture.

Yegua Trend

Development of the Yegua Trend along the Texas Gulf Coast has been ongoing since 1991. In February 1996, Anadarko successfully completed the Doornbos No. 1 well, located in Jefferson County, Texas. The Doornbos No. 1 is currently producing 6 MMcf/d of gas and 1,000 BCPD (gross). Anadarko owns a 50-percent working interest in the well.

         In 1997, Anadarko plans to drill at least one well offsetting a 1996 discovery in the Nome Field area, near Beaumont, Texas. Prospects are being evaluated and the Company plans to shoot a 3-D seismic survey in the Yegua Trend in 1997. Anadarko has an average 50-percent working interest in approximately 18,400 (gross) lease acres.



GOLDEN TREND

Stronger gas prices brought renewed activity to the Company's acreage in the Golden Trend of central Oklahoma. In 1996, Anadarko drilled 15 successful wells in Garvin and Grady Counties, Oklahoma. Production from the Golden Trend averaged 18.3 MMcf/d of gas and 433 BOPD in 1996.

         Anadarko's 1997 budget includes about $15 million for Golden Trend development drilling compared to an expenditure of $8 million in 1996. In 1997, the Company plans to drill 31 wells on existing acreage.

         Anadarko owns interests in more than 250 wells in the area, of which 176 are Company-operated. The Company has about 20,600 undeveloped lease acres (gross) in Garvin, Grady and McClain Counties.

1997 & BEYOND

The next millennium is fast approaching. As we enter this new era, our continued success will derive from a foundation built over the last 38 years. Our basic goals will not change and our unyielding attention to stockholder value will go unaltered.

         But there will be few constants in the 21st century. Technology will continue to evolve, changing the way our industry faces challenges and develops solutions. Hydrocarbon exploration will move to remote areas of the world - areas that were unimaginable 20 years ago. Anadarko is positioning itself to be a leader in this new world.

         Our future is bright. Anadarko's proven domestic base - areas like southwest Kansas, the Permian Basin and the Gulf of Mexico - will produce for years at low operating costs and strong profitability. The Alpine Field on Alaska's North Slope will come on-line in 2000 and new opportunities should open within the state.

         Internationally, Algeria will lead Anadarko's growth in both reserves and production volumes. Exploration continues and Anadarko has recently signed three multi-phased international ventures - Eritrea, Jordan and Peru - and continues to investigate dozens of other leads around the globe. Using proven strategies, the best of technologies and experience, Anadarko will continue to prosper.



ERITREA

The Red Sea off the coast of Eritrea, Africa's newest nation, was essentially off limits for exploration for more than 30 years while Eritrea fought for its independence from Ethiopia. Anadarko was the first energy company to sign a PSA with the new government following liberation.

         Signed in 1995, the agreement gives Anadarko rights to explore a 6.7 million-acre area known as the Zula Block. Anadarko invested about $8 million on its Eritrea work program in 1996 and plans to spend about $8 million in 1997. The Company is prepared to invest about $30 million over the next several years to prove exploration prospects.

         In early 1996, Anadarko completed a high-density aerial gravity and magnetics survey to identify locations for the 4,500 kilometer seismic program that began in November 1996. During 1997, the seismic data will be interpreted and combined with 15,000 kilometers of existing seismic data. The Company hopes to drill its first exploration well in Eritrea in late 1997 or early 1998.

         Anadarko is very encouraged by its early technical evaluations in Eritrea. Much of the geology is similar to that of neighboring regions with substantial oil and gas production. The Red Sea has salt structures and Anadarko will apply its Gulf of Mexico experience to this exploratory effort.

         Anadarko owns a 100-percent interest in the Eritrea venture but may take partners. The Company opened an office in Asmara, Eritrea, the capital city, in early 1996.

JORDAN

Jordan was added to the Company's growing list of international ventures in March 1996. Anadarko Jordan Company, a wholly-owned subsidiary, signed a PSA with the Natural Resources Authority of the Hashemite Kingdom of Jordan. Anadarko has the right to explore a 4.2 million acre area known as the Safawi Block, located in northeast Jordan.

         Anadarko invested about $2 million on its Jordan efforts in 1996 and has budgeted about $4 million for 1997. Anadarko has committed to spend at least $5 million in the first two-and-one-half years of the exploration period. In 1996, the Company conducted a magnetotelluric survey of the area and reprocessed more than 1,000 kilometers of existing seismic data. The information will be used to determine specific locations for two stratigraphic test wells planned for 1997. The test wells will analyze source rock and look for signs of a working petroleum system.

         Anadarko is operator of the Safawi Block. In 1997, a subsidiary of Union Texas Petroleum Corporation joined Anadarko as a partner in Jordan with a 50-percent interest. Anadarko opened an office in Amman, Jordan, the capital city, in early 1997.


PERU

In September 1996, Anadarko signed an exploration license agreement with PERUPETRO S.A., the state company established in Peru. Anadarko Peru Company, a wholly-owned subsidiary of Anadarko, has the right to explore a 2.56-million acre area, known as Block 84, in the Ucayali region near the Brazilian border.

         Anadarko is now operating under Phase I of a five-phase agreement. During the two-and-one-half year initial phase, the Company is committed to spend about $5 million to acquire a minimum of 600 kilometers of seismic. The Company invested about $2 million in Peru in 1996 and has budgeted about $2 million for exploration efforts in 1997.

         In the fourth quarter of 1996, Anadarko flew a 7,300 kilometer aerial magnetic survey of Block 84 to help determine specific locations for a 700 kilometer seismic program that should begin in the second quarter of 1997. A second 20,000 kilometer aerial magnetic survey is planned for late 1997. Anadarko will also continue a geological and geophysical program in 1997 to analyze surface gravity and chemistry. The seismic data will be analyzed in 1997 and used to develop possible exploration prospects in 1998.

         Block 84, located east of the Andes Mountains and about 450 miles northeast of the capital city of Lima, is sparsely populated. Anadarko conducted an Environmental Assessment of the Block in late 1996 and will use the findings to identify environmental issues prior to the seismic exploration program in 1997. The data will also be used to develop a comprehensive environmental management plan. These documents should be submitted to the Peruvian government in early 1997.

         Anadarko owns a 100-percent interest in Block 84 but may take partners. The Company opened an office in Lima, Peru, the capital city, in early 1997.

This annual report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E and the Securities Exchange Act of 1934. Anadarko believes that its expectations are based on reasonable assumptions. No assurances, however, can be given that its goals will be achieved. See Additional Factors Affecting Business in the Management's Discussion and Analysis (MD&A) included in the Company's 1996 Annual Report on Form 10-K.

                           STOCKHOLDERS' INFORMATION

     The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 226,000 shares in 1996, 288,000 shares in 1995 and 326,000 shares in 1994.
     The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings ANADRK or ANADRKPETE.
     The following shows information regarding the closing market price of and dividends paid on the Company's common stock by quarter for 1996 and 1995.

                                             FIRST     SECOND      THIRD     FOURTH
                                            QUARTER    QUARTER    QUARTER    QUARTER
                                            -------    -------    -------    -------
1996
Market Price
  High                                      $57.50     $60.38     $60.50     $68.75
  Low                                       $46.75     $52.00     $51.13     $55.63
Dividends                                   $0.075     $0.075     $0.075     $0.075
1995
Market Price
  High                                      $45.38     $46.50     $50.25     $54.13
  Low                                       $35.88     $40.13     $41.25     $40.75
Dividends                                   $0.075     $0.075     $0.075     $0.075