Form 10-K405, Exhibit 13
period 1997-12-31
ANADARKO PETROLEUM CORP
filed 1998-03-18
CIK 773910

                                                                      EXHIBIT 13

                             SUMMARY FINANCIAL DATA*

                                                       % Change
millions except per share amounts       1997              97-96       1996           1995          1994           1993
-------------------------------------------------------------------------------------------------------------------------

Revenues                             $   673.2             18      $   569.0      $   434.0      $   482.5      $   482.0
Operating Income                         203.4              4          195.6           64.5           88.7          104.1
Net Income before Cumulative
  Effect of Changes in
  Accounting Principles                  107.3              7          100.7           21.0           41.1           40.0
Net Income                           $   107.3              7      $   100.7      $    21.0      $    41.1      $   117.4
Net Cash provided by Operating
  Activities                         $   362.0             15      $   314.5      $   248.3      $   239.7      $   274.3
Per Common Share
  Net Income before Cumulative
    Effect of Changes in
    Accounting Principles            $    1.80              6      $    1.70      $    0.36      $    0.70      $    0.70
  Net Income - Basic                 $    1.80              6      $    1.70      $    0.36      $    0.70      $    2.05
  Net Income - Diluted               $    1.78              5      $    1.69      $    0.36      $    0.70      $    2.04
  Dividends                          $    0.30             --      $    0.30      $    0.30      $    0.30      $    0.30
Average Shares Outstanding                59.7              1           59.2           58.9           58.8           57.2
Capital Expenditures                 $     686             61      $     427      $     331      $     423      $     264
-------------------------------------------------------------------------------------------------------------------------
Long-term Debt                       $     956             31      $     731      $     674      $     629      $     543
Stockholders' Equity                     1,117             10          1,014            910            900            864
-------------------------------------------------------------------------------------------------------------------------
Total Assets                         $   2,992             16      $   2,584      $   2,267      $   2,142      $   2,023
-------------------------------------------------------------------------------------------------------------------------
Oil Reserves (MMBbls)                    419.7             41          297.8          219.2          157.4           78.5
Gas Reserves (Tcf)                        1.73             (5)          1.82           1.84           1.91           1.88
Total Reserves (million EEBs)            708.0             18          601.3          526.3          476.4          391.1
-------------------------------------------------------------------------------------------------------------------------
Worldwide Finding Cost ($/EEB)**     $    4.28             55      $    2.76      $    2.74      $    2.76      $    4.07
Worldwide Reserve Replacement
  (% of Production)                        341%            14            299%           226%           308%           162%

* Consolidated for Anadarko Petroleum Corporation (referred to herein as Anadarko) and its principal subsidiaries, including Anadarko Algeria Corporation, Anadarko Energy Services Company and Anadarko Gathering Company. See Management's Discussion and Analysis.

** Worldwide finding costs are calculated by dividing worldwide costs incurred by the worldwide reserve additions, excluding reserve sales in place.

Hugoton Embayment

Anadarko's largest asset is reserves in the Hugoton Embayment, located in southwest Kansas and the Oklahoma and Texas panhandles. The Company controls about 1,000,000 lease acres in these areas and operates about 2,750 wells. Anadarko's net production from the Hugoton Embayment in 1997 was 99.2 billion cubic feet (Bcf) of gas and 1.53 MMBbls of oil and condensate. This represents about 40 percent of Anadarko's total production. During 1997, Anadarko drilled 177 conventional wells, 49 horizontal wells and recompleted 55 wells in the area. The Company plans to drill more than 200 wells in the area in 1998.

     Anadarko's activities in the Hugoton Embayment are concentrated on three areas: the shallow gas fields in southwest Kansas and the Oklahoma Panhandle, the deeper oil and gas zones below shallow production, and horizontal drilling in the shallow West Panhandle Field of Texas.

     Shallow Production. Anadarko's oldest and largest field is the Kansas Hugoton Field. With about 10 percent of the wells in the Field, Anadarko controls nearly 14 percent of the Field's total production. Anadarko has a continuing program of drilling infill and replacement wells in the Field. During 1997, the Company drilled about 50 shallow gas wells in the Hugoton Embayment. Shallow in the Hugoton Embayment is 2,000-3,000 feet.

     Deep Exploitation. The largest area of spending in the Hugoton Embayment is in the deep drilling program, with multiple productive zones from 4,000-6,000 feet. Anadarko doubled its spending level in the deep play during 1997.

     Beneath the shallow gas fields is an extensive network of deeper oil and gas fields. The use of three-dimensional (3-D) seismic has proved successful in exploiting these deeper pay zones. As of year-end 1997, Anadarko had acquired 480 square miles of 3-D seismic in the Hugoton Embayment. During 1997, the Company drilled about 120 wells. Production from the deeper horizons averaged nearly 4,000 BOPD and 60 MMcf/d of gas during 1997. Anadarko is now the largest oil producer in the region.

     Over the last five years, Anadarko has invested about $93 million on its deep program. The Company drilled and completed more than 550 wells and added reserves of 38 million EEBs, representing a cost of finding of $2.44 per EEB.

     Anadarko increased its drilling opportunities in the deep Hugoton play through a strategic alliance with Mobil signed in late 1997. In this new Anadarko-operated venture, Mobil contributes 484,000 net undeveloped acres. In return, Anadarko contributes about 150,000 acres that revert to the Company from another operator in April 1999. Both parties own a 50-percent interest and Anadarko is committed to spend at least $24 million over the next four years. The venture can be extended indefinitely. Over the next decade, Anadarko may drill up to 700 wells on the alliance's deep acreage. About 40 wells are planned for 1998.

     Anadarko has a vast gas gathering system in the Hugoton Embayment, with about 2,300 miles of pipe connecting more than 1,300 Company-operated wells. Combined, these systems move about 300 MMcf/d of gas, of which 250 MMcf/d is gas from Anadarko's wells. These gathering assets add value. Pipeline pressures have been lowered, allowing lower pressure wells to produce more gas into the system. In addition, the Company is better able to manage natural gas volumes, with several interstate export routes available from the mid-continent. Anadarko has invested more than $120 million on gathering in the Hugoton Embayment since 1990.

     The Company has 270 employees working in the Hugoton Embayment and is a dominant player in the area. Our employees understand this area and effectively combine experience with today's technology. In an area where hydrocarbons have been produced for more than 75 years and production has long been on a natural decline, Anadarko continues to increase production and add reserves.

     West Panhandle. One of Anadarko's most active plays in 1997 was the West Panhandle Field of Texas, located primarily in Moore County, Texas. Through an innovative drilling program, the Company drilled 49 horizontal wells in the Play in 1997. The program increased production capability by 22 MMcf/d of gas to 61 MMcf/d -- the highest rate from this Field since 1993.

Golden Trend

Anadarko's fifth largest domestic onshore field is the Golden Trend of central Oklahoma, located primarily in Garvin and Grady Counties. The economics of this low-risk, long-life reserve play are closely tied to gas prices and Anadarko's activities over the last decade have varied accordingly. At year-end 1997, Anadarko's production from the Golden Trend was 22 MMcf/d of gas and 750 BOPD.

     During 1997, the Company drilled 27 wells in the Golden Trend. The Company has a working interest in 290 wells in the Golden Trend, of which 205 wells are Anadarko-operated. Two packages of properties in the area were purchased during 1997, adding proved reserves and new drilling locations for 1998 and beyond.

     Over the last five years, Anadarko has invested about $80 million to drill 120 wells, resulting in a cost of finding of less than $4.50 per EEB. Recently, Anadarko has utilized a 40-acre infill drilling program in the area. To date, 23 increased density wells have been completed at a finding cost of less than $4 per EEB. Anadarko plans to drill 33 development wells in the Golden Trend in 1998.

     Value is added to the Company's Golden Trend assets through the Anadarko-operated Antioch Gas Gathering System. The system has 120 miles of pipe and connects over 200 wells in the area. During 1997, the Antioch System moved an average of 27 MMcf/d of gas.

     Anadarko plans to grow its asset base and production in the Golden Trend. The Company has a four-part strategy in this area which includes:

     o    Expansion of the 40-acre infill drilling program;

     o Select acquisitions and joint venture opportunities for undeveloped acreage;

     o Develop and utilize technology to maximize reserve recovery and economic returns;

     o Integrate 3-D seismic technology to exploit secondary objectives and expand known field limits.

Permian Basin

Anadarko's oil production from the Permian Basin of west Texas increased 37 percent, from 9,500 BOPD in 1996 to 13,000 BOPD at year-end 1997. The dramatic increase in production was due to increased drilling activity in a number of producing fields. The Company drilled 411 wells in the Permian Basin during 1997 compared to 182 wells in 1996. Throughout 1997, Anadarko had an average of 11 Company-operated rigs running in the area.

     Over the last several years, a series of property trades, swaps, tactical acquisitions and aggressive drilling campaigns has enhanced Anadarko's position in the Permian Basin. Nearly 50 percent of the Company's oil production volumes in 1997 were derived from this core area.

     West Texas is the heart of Anadarko's domestic oil production. These long-life fields are developed at low finding costs, generating high rates of return for the Company. The 1997 work program focused on increasing production and adding reserves through development drilling, increased density drilling, workovers and recompletions, and installation of additional waterflood facilities.

     One of the Company's most active areas in the Permian Basin during 1997 was Ector County, Texas where Anadarko operates the TXL North and South Units and the Goldsmith Cummins Deep Unit. The Company drilled 151 wells in these Fields during 1997, including a 10-acre spacing pilot program. Combined production from the Fields increased to 5,100 BOPD in 1997, almost doubling 1996 levels.

     Extending field limits was the focus of the work program in the Sharon Ridge/Diamond M and Ketchum Mountain (Clearfork) Fields. During 1997, the Company drilled 110 wells in these two Fields. The Fields are located in Scurry and Irion Counties, Texas, respectively.

     In the Ketchum Mountain Field, Anadarko posted record production volumes of over 3,000 BOPD. Anadarko leased an additional 17,000 acres in the area during 1997. In 1998, the Company plans to drill an additional 29 wells in the Field and further strengthen its acreage position. Anadarko owns a 100-percent working interest in the Ketchum Mountain Field.

     During 1998, primary development drilling in the Permian Basin oil fields will be combined with focused exploration for deeper targets which offer the Company significant upside potential in both production and reserves over the next few years.

East Texas

During 1997, Anadarko grew its operations in the Bossier Sand Play, located in East Texas. Anadarko believes that this gas play offers significant potential for the discovery of additional long-life gas reserves over the next several years. The Company's production from the area at year-end 1997 was 12.6 MMcf/d of gas.

     Although located in the same geographic region as the Cotton Valley Reef Play, the Bossier Play targets totally different horizons. Three separate Bossier reservoirs exist on Anadarko's leasehold with net pay sand thickness in many areas of more than 100 feet.

     Anadarko began working the Bossier Play in 1996, drilling four successful wells in the Mimms Creek Field of Freestone County, Texas. Drilling continued in this Field during 1997, with six delineation wells. Anadarko believes that the Mimms Creek Field has the potential for an additional 36 development wells over the next three years.

     Leasing activity accelerated in 1997, with Anadarko expanding its acreage position around the Mimms Creek Field. Eight Anadarko-operated (100-percent working interest) wells were drilled to extend the Field limits. Anadarko participated in the drilling of 14 wells during 1997, all of which were successful. The most significant well was the Black A-1, located in the adjacent Dew West Field, flowing at an initial rate of 7.1 MMcf/d of gas.

Gulf of Mexico

A major component of Anadarko's production gain for 1997 came from the Gulf of Mexico, offshore Texas and Louisiana. The 1997 work program focused on increasing production levels from existing platforms. Production volumes from the Gulf of Mexico grew from 2,000 BOPD and 119 MMcf/d of gas in 1996 to 5,500 BOPD and 160 MMcf/d of gas at year-end 1997.

     The increase in oil production from the Gulf of Mexico is primarily from the Mahogany Field and East Cameron 157; the increase in gas volumes is primarily from East Cameron 157, South Marsh Island and Mahogany. Anadarko invested about $100 million in the Gulf of Mexico in 1997 compared to $103 million in 1996.

     About 10 percent of Anadarko's proved energy reserves are located in the Gulf of Mexico. Anadarko is active in three areas in the Gulf of Mexico: conventional oil and gas exploration and exploitation on the shelf, sub-salt exploration and development, and deep-water exploration.

     Matagorda Island 622/623. Gas production from the Matagorda Island 622/623 Complex increased dramatically during 1997. Discovered by Anadarko in 1980 under a farm-out agreement from Amoco Production Company, this is the largest gas field offshore Texas. Gross reserves in the Complex are estimated at 1.25 trillion cubic feet (Tcf). In 1997, the partners drilled four development wells, worked over two original wells and recompleted another well. Flow rates from the wells were impressive, with two of the development wells flowing more than 70 MMcf/d of gas each.

     During 1997, gas production from the six platforms in the Matagorda Island Complex increased 72 percent, from a January 1997 rate of 189 MMcf/d of gas (gross) to a year-end 1997 rate of 325 MMcf/d of gas (gross). Field production capability in early 1998 was approaching 400 MMcf/d of gas and pipeline system modifications were being made to move this additional gas to market by mid-1998. Anadarko owns a 37.5-percent working interest in the Matagorda Island Complex.

     Mahogany, Ship Shoal 349/359. 1997 was the first full year of production from the Phillips-operated Mahogany platform. At the time this report was released for printing, production from the platform was about 19,900 BOPD and 33 MMcf/d of gas. This is the industry's first commercial sub-salt field in the Gulf of Mexico.

     Five wells are now on production, with three of those wells producing from zones other than the "P" sand -- the Field's main pay zone. As production from the other zones depletes, the partners are planning to re-complete the wells into the "P" sand. A sixth well from the platform is now drilling. Additional drilling is planned and Anadarko expects production from the Mahogany Field to increase further.

     The Agate discovery, located at Ship Shoal 361 about six miles west of the Mahogany Field, was announced commercial during 1997. Production will be tied into the Mahogany platform in mid-1998, adding oil and gas volumes. Partners are evaluating future drilling plans in the Agate Field, where Anadarko has a 50-percent working interest.

     In the sub-salt play, Anadarko plans to drill up to three exploration wells during 1998, two of which are Company-operated. Hickory, located at Grand Isle 116, and Tanzanite, located at Eugene Island 346, should both begin drilling in March 1998.

     To date, the Company has drilled or participated in nine sub-salt wells, with four discoveries. Two of the discoveries are commercial -- Mahogany and Agate; and two discoveries require delineation prior to determining commerciality -- Teak and Monazite. Special processing of the 3-D seismic data, called a pre-stack depth migration, is planned on the Monazite discovery in 1998. During 1997, Anadarko participated in two dry holes in the sub-salt play.

     In the deepwater play, Anadarko has interests in 13 lease blocks offshore Louisiana. Eleven of these blocks are Company-operated. The Company may drill its first deepwater exploration well in late 1998, depending on rig availability.

     High Island 376. Anadarko has two Company-operated production platforms in the High Island 376 Field, located about 150 miles offshore Texas. The High Island 376 "A" platform has been producing since 1983. The second platform -- High Island 376 "B" -- was installed in 1994.

     Production from the "B" platform increased from 1.7 MMcf/d of gas and 1,400 BOPD in early 1997 to a current rate of 24 MMcf/d of gas and 2,900 BOPD (gross). Anadarko drilled a development well in the existing production intervals and a horizontal gas well. The horizontal well had a 430-foot section and was completed in late 1997, flowing 20 MMcf/d of gas. This was the Company's first horizontal well from an offshore platform. Advanced drilling technology allows horizontal and extended reach wells to be drilled from platforms. Anadarko has a 33.8-percent working interest in the High Island 376 Field.

     East Cameron 157. Production from the 100-percent owned East Cameron 157 platform, located offshore Louisiana, increased during 1997. Anadarko drilled two new development wells from the platform. Anadarko plans to recomplete two existing wells and may drill an exploration well from the platform in 1998. Six wells are on production, with a combined rate of 18 MMcf/d of gas and 450 barrels of condensate per day (BCPD).

     Many of the mature fields across the Gulf of Mexico, owned by Anadarko and industry, are on a steep production decline. Anadarko's re-development programs help increase production volumes and improve ultimate reserve recovery.

Alaska

Anadarko's presence in Alaska has grown over the last several years and Alaska is now a core area for the Company. Active exploration and development is underway on the North Slope and the Company plans to drill wildcat wells in the Cook Inlet area.

     The Alpine Field. Development of the ARCO Alaska-operated Alpine Field is moving forward, with first oil production expected in 2000. Located on the North Slope, the Alpine Field is the largest domestic onshore discovery announced in the last decade with proven and potential oil reserves of 365 MMBbls (gross). Initial production from the Field is expected to be 40,000 BOPD (gross), increasing to 70,000 BOPD (gross) in 2001.

     In February 1998, the partners received a final U.S. Army Corps of Engineers permit, allowing construction on the North Slope to begin. The partners plan to drill up to three appraisal wells in the Alpine Field this winter season (1997-98). The wells are designed to test development concepts and to determine whether the Alpine Formation contains additional reserves which could be produced from the already permitted facilities. The first well began drilling in late February 1998.

     The Alpine Field is being developed much like an offshore platform -- a stand-alone facility without roads. A gravel airstrip is being constructed so that equipment and personnel can be flown to the Field. Gravel for the well pads is also being installed. Technological advancements in drilling will allow the development wells to be directionally drilled from only two pads, limiting surface impact for the 40,000 acre oil Field to only about 100 acres.

     Development planning at Alpine could include the drilling of over 100 wells. Production from the Field will move through a 20-inch pipeline that will connect the Alpine Field to the Kuparuk River Field. The most critical section of the pipeline is currently being installed 110 feet below the Colville River, eliminating the need for river crossings. Installation of the remainder of the pipeline connecting Alpine to Kuparuk is scheduled for 1999. From Kuparuk, the Alpine oil will flow into the Trans Alaska Pipeline System.

     Full-field development at Alpine is expected to cost far less than originally anticipated. The partners have established an alliance of contractors in Alaska to fabricate about 60 percent of the equipment, including the production modules that are being built in Kenai, Alaska. The remaining components will be fabricated in Canada, along the Texas Gulf coast and in Louisiana. Procurement of long lead-time items and detailed engineering for the Field facilities is underway. The partners have reduced development costs at Alpine by about 30 percent compared to other North Slope fields. Anadarko owns a 22-percent working interest in the Alpine Field.

     The Cook Inlet. Anadarko operates an exploration program, in equal partnership with ARCO Alaska, in the Cook Inlet region of southern Alaska. Anadarko signed an alliance with ARCO Alaska during 1996 and today the partners are exploring on 166,000 acres.

     During 1997, a 140-mile, 2-D seismic acquisition program was completed. The data were processed and used to generate a list of exploratory prospects. In mid-1998, the Company plans to drill its first exploration well on the Moquawkie Prospect, located onshore on the northwest side of the Cook Inlet.

     Fields in the Cook Inlet area have been producing for more than 30 years. Relying on advanced seismic acquisition and imaging, Anadarko is searching for fields that may have been overlooked in the 1960s.

Algeria

During 1997, Anadarko's efforts in Algeria were focused on three objectives: construction of the Central Production Facility for the HBNS Field, development planning for the Hassi Berkine (HBN)/El Biar and Qoubba Fields and ongoing exploration and delineation drilling. Anadarko invested $173 million in Algeria in 1997 compared to about $85 million in 1996.

     The continued success of the exploration and delineation drilling program in 1997 allowed the Company to increase its estimate of discovered crude oil and condensate reserves by 33 percent to 2.0 billion barrels (gross). Due to development drilling in existing fields, Anadarko's net proved reserves increased from 124.3 MMBbls at year-end 1996 to 184.1 MMBbls at year-end 1997. Algerian reserves made up 26 percent of Anadarko's total proved reserves at year-end 1997.

     The HBNS Field. The CPF for the HBNS Field is nearly complete and first production is expected in May 1998. Discovered in 1995, the HBNS Field will be readied for first production in only three years.

     In 1996, SONATRACH, the national oil and gas enterprise of Algeria, received a Provisional Exploitation Authorization (PEA) from the Algerian government for wells in the HBN/El Biar and HBNS Fields. This approval to begin development was followed by a $177-million Engineering, Procurement and Construction (EPC) contract with Brown & Root Condor for Stage I production facilities at HBNS. Construction began in January 1997.

     Oil production from the HBNS Field will move through SONATRACH's existing pipeline network, offering the Company several options. A new 30-inch pipeline with a capacity of about 300,000 BOPD will run west to the Nezla area and north past the Hassi Messaoud Field. Production can then be directed to three ports along the Algerian Coast at Skikda, Arzew and Bejai.

     The Company has been identifying markets for this new oil production. Oil from the HBNS Field will be lifted by tanker load and sold as Saharan Blend to customers primarily in the Mediterranean area. Saharan Blend is a very light, sweet, low sulfur crude that provides refiners with large quantities of high quality jet and diesel fuel. The first cargo is expected to be lifted in June 1998, with revenues reflected in the Company's second quarter results.

     Anadarko and SONATRACH expect to receive the Exploitation License (EL) for the HBNS Field from the Algerian government in early 1998. The EL will succeed the PEA and provide for full development of the HBNS Field. Anadarko expects to sign an EPC contract for Stage II production facilities for the HBNS Field later this year. Construction of Stage II facilities is expected to take 18-24 months.

     Full development of the HBNS Field will require about 50 wells, including water and gas injection wells. Through mid-February 1998, eight wells had been drilled in the HBNS Field, with two rigs running. Selection of development well locations is based on a 3-D seismic survey acquired over the HBNS Field in 1997. The improved imagery from these data allows the Company to place development wells in optimum locations, increasing both reserve recovery and production potential. 3-D seismic data were also acquired during 1997 over the HBN/El Biar Field and the newly discovered Hassi Berkine South East (HBNSE) Field, located on the southeast edge of the HBNS Field.

     1997 Exploration Program. During 1997, Anadarko drilled 11 exploration wells in Algeria (nine Anadarko-operated wells and two BHP-operated wells), with seven discoveries. The program focused on satellite fields located around the Company's large fields, as well as higher-risk, higher reward prospects testing additional geologic plays. Five of the discoveries were drilled on Anadarko-operated acreage and two discoveries were drilled on the BHP Petroleum (Algerie) Inc. (BHP)-operated Block 402.

     Two of the successful exploratory wells were located within five miles of the HBNS Field: the HBNSE-1 and the Hassi Berkine Central No. 1 (HBNC-1). The HBNC-1 well flowed 16,624 BOPD and appears to be an extension of the HBNS Field. Discovering a separate but adjacent field, the HBNSE-1 well flowed 17,092 BOPD. A delineation well, the HBNSE-2 well, was drilled north of the HBNSE-1 well in late 1997. The HBNSE-2 well flowed 3,915 BOPD during brief testing. Development plans for the HBNSE Field are being evaluated.

     A successful exploration well, the Qoubba North No. 1 (QBN-1), was drilled about six miles north of the discovery well for the giant Qoubba Field. The QBN-1 well flowed 1,214 BOPD and may be an extension of the Qoubba Field. A delineation well is planned for the first half of 1998 that will help determine if the two Fields are connected.

     Exploring Blocks 401 and 402. Anadarko participated in drilling two exploration discoveries on Block 402 in 1997 and one in early 1998, in partnership with operator BHP. Two successful delineation wells were also drilled in 1997.

     Drilled in mid-1997, the Bir Sif Fatima North No. 1 (BSFN-1) well tested 5,570 BOPD. The well is located about four kilometers northeast of a discovery on Block 403 announced by Agip in late 1996. A delineation well, the BSFN-2, was drilled by partners in late 1997 and tested at 6,018 BOPD.

     The partners drilled an additional discovery well about six kilometers north of the BSFN-1 well, the Rhourde Oulad Djemma No. 1 (ROD-1). The ROD-1 well tested 5,526 BOPD.

     Located about five miles east of the BSFN Field, the Bir Sif Fatima No. 1 (BSF-1) well was a wildcat discovery made in January 1998. The BSF-1 well tested 1,960 BOPD. This is a separate field and the partners are planning a delineation program to appraise the discovery.

     Anadarko and BHP are currently evaluating the commercial potential of the discoveries on Block 402 and drilling plans are ongoing. Anadarko owns a 27.5-percent interest in the BHP-operated Blocks 401 and 402, a 1.4 million-acre area.

     Developing the HBN/El Biar and Qoubba Fields. Development of the HBNS Field was hastened by the fact that it lies entirely on acreage held by Anadarko. Although both the HBN/El Biar and the Qoubba Fields were discovered by Anadarko, these two Fields extend onto acreage held by other operators. Development planning is underway on both Fields.

     The HBN/El Biar Field was discovered in 1994 and is located in the north portion of Block 404. The Field extends onto acreage held by Agip S.p.A. Anadarko has drilled two successful wells in the HBN/El Biar Field to date; Agip has drilled two successful wells in their portion of the Field. Anadarko and Agip are working together on a Commerciality Report for the HBN/El Biar Field that should be filed with SONATRACH in early 1998. Upon approval, the Commerciality Report will be filed with the Algerian government in application for an EL. An EL for the HBN/El Biar Field will allow the companies to begin construction of production facilities. Currently, plans call for the construction of a production train for the HBN/El Biar Field at Anadarko's CPF for the HBNS Field. Depending on the issuance of the EL and the construction schedule, first production from the HBN/El Biar Field is expected in 2000.

     Discovered in 1994 by Anadarko, the Qoubba Field could end up being the second largest oil field in Algeria. The Field extends south onto acreage operated by Cepsa, a Spanish company. Anadarko and Cepsa each have drilled three successful wells in the Qoubba Field. Development work will be done following completion of a joint unitization and development plan that is being prepared by both companies, in partnership with SONATRACH. During 1998, the parties plan to begin development drilling in the Field. A Commerciality Report was completed for the Qoubba Field and filed with SONATRACH in 1997. Upon approval, the Commerciality Report will be filed with the Algerian government in application for an EL. Depending on the issuance of the EL and the development schedule, first production from the Qoubba Field is expected in 2001.

     The Company plans to invest about $275 million in its Algerian operations in 1998. Drilling plans include 45 wells, with four wildcat wells, eight delineation wells and 24 development wells on Blocks 208 and 404 and nine wells on Blocks 401 and 402.

     Anadarko's interest in the Algerian Production Sharing Agreement (PSA) for Blocks 208, 211, 245 and 404 is 50 percent before participation at the exploitation phase by SONATRACH. The Company has two other partners, Lasmo and Maersk, each with a 25-percent interest.

     For additional information, see Properties and Activities -- International under Item 1 and Marketing Strategies and Additional Factors Affecting Business under Item 7 of the Form 10-K.

Eritrea

Anadarko signed a PSA in September 1995 with the State of Eritrea's Ministry of Energy and Mines, following the country's independence from Ethiopia in 1993. The original PSA gave Anadarko exploration rights to 6.7 million acres in the Red Sea -- an area known as the Zula Block. In 1997, the Company's acreage position in Eritrea was increased by the signing of a PSA for an additional 2.3 million acres called the Edd Block. Anadarko now has exploration rights on 9.0 million acres (gross) in the Red Sea.

     In December 1997, Anadarko signed a partnership agreement with Agip S.p.A., providing them with a 30-percent interest in Anadarko's Eritrean exploration venture.

     In less than three years, Anadarko's exploration venture in Eritrea has matured from a conceptual study to drilling. The Company plans to drill three exploration wells off the coast of Eritrea in the Red Sea during 1998. To understand the offshore sensitivities and document the existing baseline conditions, an environmental study was performed and a complete marine Environmental Impact Statement was submitted to the Eritrean government in preparation for drilling. The study provided the government with a comprehensive data set for their offshore environment.

     In early 1997, Anadarko completed a 4,600 kilometer seismic survey over the Zula Block. The new seismic data were combined with 15,000 kilometers of existing seismic data that were reprocessed. Numerous exploration prospects have been identified on both blocks.

     The first exploration well the Company plans to drill in Eritrea is the Bulissar No. 1, located on the Zula Block. The well is expected to spud in May 1998. A second prospect located about 75 kilometers south of Bulissar -- the Edd No. 1 -- is expected to be drilled on the Edd Block. A third prospect will be selected with the aid of the drilling results from the first two wells. Anadarko expects to spud all three wells during 1998. Water depths in this portion of the Red Sea range from 200-250 feet.

     Anadarko's drilling will be operated from the Eritrean port city of Massawa. The Company has constructed a marine base camp and warehouse facility that will manage supplies, as well as helicopter and boat support. In 1996, the Company opened an office in Eritrea's capital city, Asmara. Anadarko owns a 70-percent interest in the Eritrean exploration venture.

Jordan

Anadarko has exploration rights on the 4.2 million-acre Safawi Block, located in the northeast portion of the Hashemite Kingdom of Jordan. Anadarko is operating under a PSA signed with the country's Natural Resources Authority in March 1996.

     During 1997, Anadarko drilled a stratigraphic test well in Jordan -- the QA-1. The well was a re-entry of an exploration target drilled by another operator in 1990. The existing wellbore was deepened to evaluate source rock. The results are currently being analyzed.

     Anadarko opened an office in Amman, Jordan, in early 1997. Anadarko operates the Jordan venture with a 50-percent interest.

Peru

The Company's search for hydrocarbons is reaching into some of the world's most isolated areas -- including the Ucayali Basin of east-central Peru in South America. Anadarko has been exploring in this Amazon region since signing an exploration license in September 1996 with PERUPETRO S.A., the state oil company of Peru. Anadarko is operating under Phase I of a five-phase exploration agreement.

     Anadarko has exploration rights to a 2.56 million-acre area, known as Block 84, near the Brazilian border. During 1997, Anadarko acquired 600 kilometers of 2-D seismic data. In addition, a micro-seismic program is being conducted in the northern portion of the Block. This innovative exploration technique relies on the natural tremors of the earth's sub-surface for sound sources to provide seismic data. The information will be combined with the 2-D seismic data to provide the Company with a more accurate image of underlying structures. The locations for these programs were derived with the aid of a 7,300 kilometer aerial gravity survey that was flown in late 1996.

     Exploration in Peru carefully balances environmental concerns and local cultures of those living on Block 84. All operations are supported by helicopter and boat to limit the environmental impact. A comprehensive Environmental Impact Statement was completed in early 1997 and accepted by the Peruvian government.

     The seismic data acquired in 1997 will be processed and interpreted and the Company may elect to shoot an additional 600 kilometers of seismic in late 1998 or early 1999. Anadarko owns a 100-percent interest in Block 84 but may take partners. Anadarko opened an office in the capital city of Lima in early 1997.

North Atlantic Margin

Anadarko added another new exploration opportunity in 1997 -- the North Atlantic Margin, located north and west of Scotland and offshore Ireland. In two separate bidding rounds, Anadarko and its partners were awarded five exploration areas totaling 1.3 million acres (gross). Anadarko's net acreage position of about 377,000 acres now ranks the Company 19th in exploration acreage in the area.

     Anadarko has been studying the exploration potential of the North Atlantic since 1995 and emerged as a player in the United Kingdom's 17th Bid Round in February 1997. The Company and its partners bid comprehensive work programs to win awards on three tranches (a large group of blocks) located near the Hebrides and Shetland Islands. The Tranches are No. 21, 61 and 63. The partners were granted a nine-year exploration license with an initial work program of three years. The information used to prepare for the 17th Bid Round was obtained through a study group Anadarko joined in mid-1996. The Company also purchased 15,000 kilometers of 2-D seismic data. Exploratory leads have been identified on all three tranches.

     Anadarko will participate in an exploration well on Tranche 61 in August 1998, where the Company owns a 7.5-percent interest. Extensive seismic data exist over Tranche 61. Anadarko and partners have acquired 550 square kilometers of 3-D seismic and plan to shoot an additional 250 square kilometers of seismic during 1998. Anadarko has a 50-percent interest in the offsetting Tranche No. 63.

     Anadarko and partners were awarded two exploration areas in Ireland's Bid Round, held in June 1997. Anadarko has a 33-percent interest in these areas, operated by British Gas Exploration and Production (British Gas) and ARCO. Exploratory drilling on these prospects could be conducted in 1999. With British Gas and ARCO, the Company is participating in the study of the Ireland sector. Both study periods last through 2002. Anadarko and its partners currently have 80,000 kilometers of 2-D seismic data and 5,000 square kilometers of 3-D seismic data.

     Water depths in this region of the Atlantic Ocean range from 3,000-5,000 feet, which means difficult operating conditions. Prospect sizes must be large to be commercial. Nevertheless, this is a proven petroleum system being explored and developed with proven technology. Two production platforms are now on-line in the region. Anadarko carefully selected its partners in this venture, capitalizing on their experience in deepwater plays around the world.

Tunisia

In late 1997, Anadarko became a 50-percent partner in an exploration venture in southern Tunisia operated by Agip S.p.A., along with L'Entreprise Tunisienne D'Activites Petrolieres (ETAP), the oil and gas enterprise of Tunisia. The 384,000 acre exploration area is known as the Jenein Nord Block.

     The Block is located near the Algerian border in the Tunisian Ghadames Basin and is contiguous with the BHP-operated Blocks 401 and 402 in Algeria where Anadarko and partners have made five discoveries. Agip, in partnership with the Tunisian government, has operated in-country for more than 30 years. The Jenein Nord Block is located about 10 miles south of the one billion-barrel El Borma Oil Field, discovered by Agip in 1964.

     During 1997, Agip completed a 373-kilometer seismic acquisition program on the Jenein Nord Block and is reprocessing approximately 600 kilometers of existing seismic data. The reprocessing should be complete in the first quarter of 1998. Based on this information, several exploration leads have been identified and drilling could begin in late 1998. If a commercial discovery is made on the block by the partners, Agip's existing oil field infrastructure could allow for early production.

     Exploration in Tunisia allows Anadarko to utilize its operating experience from the Berkine Basin of Algeria. Anadarko will continue to evaluate other exploration opportunities in this area of the world.

                            STOCKHOLDERS' INFORMATION

       The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 265,000 shares in 1997, 226,000 shares in 1996, and 288,000 shares in 1995.

       The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings ANADRK or ANADRKPETE.

       The following shows information regarding the closing market price of and dividends paid on the Company's common stock by quarter for 1997 and 1996.

                                              FIRST             SECOND           THIRD           FOURTH
                                             QUARTER            QUARTER         QUARTER          QUARTER
                                             -------            -------         -------          -------
       1997
       Market Price
          High                                 $72.25            $65.63          $75.69          $76.25
          Low                                  $54.63            $50.88          $61.50          $57.19
       Dividends                               $0.075            $0.075          $0.075          $0.075
         1996
       Market Price
          High                                 $57.50            $60.38          $60.50          $68.75
          Low                                  $46.75            $52.00          $51.13          $55.63
       Dividends                               $0.075            $0.075          $0.075          $0.075