Form 10-K, Exhibit 13
period 1998-12-31
ANADARKO PETROLEUM CORP
filed 1999-03-15
CIK 773910

                                                                      EXHIBIT 13


                            SUMMARY FINANCIAL DATA*

                                                            % Change
       MILLIONS, EXCEPT PER SHARE AMOUNTS          1998      98-97      1997     1996     1995     1994
--------------------------------------------------------------------------------------------------------
Revenues                                          $ 560.3      (17)    $675.1   $570.1   $435.2   $484.6
Operating Income (Loss)                              (7.4)     n/a      205.3    196.8     65.6     90.8
Net Income (Loss)                                   (42.2)     n/a      107.3    100.7     21.0     41.1
Net Income (Loss) Available to Common
  Stockholders                                      (49.3)     n/a      107.3    100.7     21.0     41.1
Net Cash provided by Operating Activities         $ 239.6      (34)    $362.0   $314.5   $248.3   $239.7
Per Common Share:
  Net Income (Loss) - Basic                       $ (0.41)     n/a     $ 0.90   $ 0.85   $ 0.18   $ 0.35
  Net Income (Loss) - Diluted                     $ (0.41)     n/a     $ 0.89   $ 0.85   $ 0.18   $ 0.35
  Dividends                                       $0.1875       25     $ 0.15   $ 0.15   $ 0.15   $ 0.15
Average Shares Outstanding                          120.1        1      119.4    118.5    117.9    117.6
Capital Expenditures                              $   917       34     $  686   $  427   $  331   $  423
--------------------------------------------------------------------------------------------------------
Long-term Debt                                    $ 1,425       49     $  956   $  731   $  674   $  629
Stockholders' Equity                                1,259       13      1,117    1,014      910      900
Total Assets                                      $ 3,633       21     $2,992   $2,584   $2,267   $2,142
--------------------------------------------------------------------------------------------------------
Annual Production:
Gas (Bcf)                                           176.7       (1)     178.7    164.9    171.7    175.8
Oil and Condensate (MBbls)                         11,126       22      9,083    6,702    7,435    8,303
NGLs (MBbls)                                        6,640       21      5,467    3,514    3,580    3,512
Total Energy Equivalent Barrels (MMEEBs)             47.2        7       44.3     37.7     39.6     41.1
--------------------------------------------------------------------------------------------------------
Average Daily Production:
Gas (MMcf/day)                                        484       (1)       490      450      471      482
Oil and Condensate (MBbls/day)                         30       22         25       18       20       23
NGLs (MBbls/day)                                       18       21         15       10       10       10
Total Energy Equivalent Barrels (MEEBs/day)           129        7        121      103      108      112
--------------------------------------------------------------------------------------------------------
Oil Reserves (MMBbls)                               494.0       18      419.7    297.8    219.2    157.4
Gas Reserves (Tcf)                                   2.65       53       1.73     1.82     1.84     1.91
Total Reserves (MMEEBs)                             935.1       32      708.0    601.3    526.3    476.4
--------------------------------------------------------------------------------------------------------
Worldwide Finding Cost ($/EEB)**                  $  3.13      (27)    $ 4.28   $ 2.76   $ 2.74   $ 2.76
Worldwide Reserve Replacement (% of Production)       581%      70        341%     299%     226%     308%
--------------------------------------------------------------------------------------------------------
Number of Employees                                 1,476        6      1,386    1,229    1,076    1,085
--------------------------------------------------------------------------------------------------------

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

Q&A YOUR QUESTIONS. OUR ANSWERS.

Low oil and gas prices...capital spending...debt levels...cash flows...consolidations These are just a few of the major issues that Anadarko and the oil and gas industry are dealing with in 1999. We invited energy analysts to submit their questions about key challenges facing the Company and the industry. Bob Allison, Chairman, President and CEO, responds to their questions.

QUESTION. WHAT IS THE PROPER SPENDING MIX BETWEEN DEVELOPMENT CAPITAL (TO BRING KNOWN RESERVES ONSTREAM) AND EXPLORATION SPENDING (TRYING TO FIND NEW RESERVES FOR THE FUTURE)? (KEN BEER, JOHNSON RICE & COMPANY)

ANSWER. If you look back at the past five years, our capital spending "mix" has generally averaged about 40% for development and 30% for exploration, with the remainder for gas gathering, capitalized interest and overhead. This year, about 50% of our capital budget is earmarked for development projects with approximately 25% allocated for exploration, with the rest for gas gathering, capitalized interest and overhead. We would like to spend more on exploration in 1999, but with today's low prices, we believe our mix is right.

          Here's our rationale. Each year when we develop our capital spending plans, we have several major goals: (1) to more than replace our annual production with new reserves at low costs; (2) to develop our recent discoveries, which should increase production and boost cash flow; and (3) to keep on exploring -- that's what we do best! It's always difficult to strike a balance between these goals, and it's especially hard in these tough times when we're pressed for cash. But if we quit exploring during this difficult period, we would limit our future growth. All of our drilling success has come from a continuous and long-term commitment to our people and our programs. We've chosen to not shut down exploration. We're spending less money in 1999 on exploration, but we're spending enough to provide for future growth opportunities and to continue identifying and developing prospects and programs. I think our 1999 capital program has the right balance to increase production as well as add reserves.

QUESTION. WHAT ARE YOUR PLANS TO FOLLOW UP ON YOUR 1998 EXPLORATION SUCCESSES IN THE GULF OF MEXICO'S SUB-SALT TREND? (DENIS WALSH, STATE STREET RESEARCH & MANAGEMENT CO.)

ANSWER. Our geologists and geophysicists are completing multiple seismic imaging projects that will help us choose our next sub-salt drilling prospects. So far we've identified about 20 sub-salt prospects across our holdings in the Gulf of Mexico. At this point, we expect to drill up to four wildcats in 1999. Anadarko clearly has a lead in data and drilling success in the sub-salt. We don't intend to relinquish this lead anytime soon.

QUESTION. WHAT IS ANADARKO DOING TO TRANSFER ITS SUB-SALT KNOWLEDGE AND EXPERTISE TO OTHER HYDROCARBON BASINS? (DENIS WALSH, STATE STREET RESEARCH & MANAGEMENT CO.)

ANSWER. Across the Company, we share information and technology -- and that's been a key to our continued success. Over the past several years, our people have gained vast experience in depth imaging and drilling through salt. We're using these skills and knowledge to evaluate prospective basins around the world. For example, we've been able to transfer our employees' experience in salt drilling in Algeria to our operations in the Gulf of Mexico. Although the specific targets are proprietary for now, let me point out that there are many places throughout the world where we can put our knowledge and experience to work. But we haven't fully explored all of our sub-salt opportunities in the Gulf of Mexico yet.

QUESTION. PLEASE DISCUSS YOUR VARIOUS INTERESTS IN ALASKA. (PHILLIP PACE, CREDIT SUISSE FIRST BOSTON)

ANSWER. We're very excited about our exploration and development interests in Alaska. We consider Alaska to be one of the two best remaining exploration frontiers in the U.S. where there is the potential to discover giant fields. The other one is the Gulf of Mexico's sub-salt play--one of our other core areas. Our largest project in Alaska is the development of the Alpine Field on the North Slope--the largest oil field discovered in Alaska since 1988 and the fifth-largest discovery ever made on the Slope. Development of Alpine is now about 40% complete--the project is on schedule to begin producing at an initial rate of 40,000 BOPD (gross) in mid-2000 and then increase to 70,000 BOPD (gross) in mid-2001. We have a 22% working interest in Alpine, which is operated by ARCO Alaska, Inc.

We also have additional interests in other acreage on the North
Slope as a result of our successful bids in State Lease Sale 87 in 1998, where we acquired 108,000 net acres in the Central Arctic area. We're also participating in an exploration partnership with the Arctic Slope Regional Corporation that provides us with exploration rights to more than 2.2 million acres in the Foothills area. And in south central Alaska, we completed our first Company-operated well in Alaska in 1998 with the Lone Creek gas discovery in the Cook Inlet area. We're working with our partner, ARCO Alaska, to develop this discovery. Looking ahead, Alaska is going to be an important part of our production profile, giving us a strong domestic balance to our portfolio and excellent opportunities to add significant reserves.

QUESTION. AS ANADARKO GROWS, HOW CAN YOU MAINTAIN YOUR RESERVE AND PRODUCTION GROWTH RATES WITHOUT HAVING TO MAKE LARGER BETS ON RISKIER WELLS? (MICHAEL CHA,
J. P. MORGAN)

ANSWER. We'll do it by managing a balanced portfolio of projects. We've been successful because we're focused and disciplined. We believe it's easy to find oil and gas, but it's a lot harder to make money in this business. Anadarko has been successful because we're very careful in selecting the right places to explore in terms of petroleum systems, fiscal regimes, finding, development and operating costs, and risk-management. So our budget is a careful mix of projects all across the spectrum of potential risk and reward. We will drill some high potential/high risk wells, but we won't place "sole bets" on individual geographic areas or geologic basins.

QUESTION. IN OCTOBER 1998, ANADARKO RELEASED A NEW PRODUCTION FORECAST THROUGH THE YEAR 2002. IN LIGHT OF LOW OIL AND GAS PRICES, HAVE YOU REVISED THIS PRODUCTION FORECAST? (ALAN GUTMANN, OPPENHEIMER CAPITAL)

ANSWER. Our production forecast was developed in the fall of 1998 and was based on oil prices in the range of $15 to $17 per barrel and anticipated capital spending programs of $700 million a year in the future. But by the end of 1998, we recognized that the abrupt slump in oil and gas prices would likely persist through 1999. As we developed our capital plans for this year, we've had to defer projects that could add production -- such as infill drilling programs and secondary recovery projects in West Texas' Permian Basin, the Bossier Play in East Texas, Oklahoma's Golden Trend and offshore U.S., just to name a few. When prices recover, we intend to resume these projects. We're deferring these projects for now, but it's important to note that these are not lost opportunities. Our major development projects in Algeria, Alaska and the Gulf of Mexico represent the cornerstone of Anadarko's future growth and all of these projects are moving forward.

QUESTION. WHAT IS THE EXPECTED TIMING FOR HIGHER PRODUCTION VOLUMES FROM YOUR OPERATIONS IN ALGERIA? (DENIS WALSH, STATE STREET RESEARCH MANAGEMENT)

ANSWER. By the end of 1999's first quarter, we expect to award an Engineering, Procurement and Construction contract for the Stage II production facilities at the Hassi Berkine South (HBNS) Field. This project should expand production volumes at the HBNS Field from current levels of about 60,000 BOPD (gross) to 135,000 BOPD (gross) beginning in mid-2001. Under the Stage II contract, we expect to have an option to build one additional 75,000 BOPD (gross) production train for the El Biar Field and another option to construct a production train for various satellite fields on Block 404.

         In addition, the Algerian Government recently approved the development plan for the giant Qoubba Field, which should lead to the formal Exploitation License soon. We expect to let bids for an Engineering, Procurement and Construction contract for Qoubba later this year. First production from Qoubba is slated to begin in mid-2002, ramping up to about 230,000 BOPD (gross). By late 2002, gross production attributed to Anadarko's contract area in Algeria is expected to reach 330,000 BOPD. Remember that portions of the El Biar and Qoubba Fields extend onto other companies' blocks. Our production volumes will further increase as fields on Block 208 are developed and placed onstream during 2003 - 2005.

QUESTION. HOW CAN INVESTORS BE ASSURED THAT DELAYS IN ALGERIA WILL NOT OCCUR IN THE FUTURE? (RAYMOND DEACON, SOUTHCOAST CAPITAL)

ANSWER. The hardest thing for us to predict in Algeria has always been timing. The delays that we've experienced have been related to getting a project started rather than completing a project. Once we've received firm approvals and decisions from the Algerian authorities, we've been able to carry out the actual work on schedule and on budget. We expect to continue to do so in the future.

          I think investors need to put the "time issue" in perspective. It took nearly 12 years from our initial discussions with SONATRACH in 1986 to first production from the HBNS Field in May 1998. But more importantly, it took only THREE years from the time we discovered the HBNS Field to first production--that's fast track development by any standard!

QUESTION. WHAT IS YOUR COMPETITIVE ADVANTAGE RELATIVE TO COMPANIES IN YOUR PEER GROUP? (RAYMOND DEACON, SOUTHCOAST CAPITAL)

ANSWER. I see four key advantages that Anadarko has over other companies. The first is our assets: The high quality of our core producing properties and the recent large discoveries that will come onstream over the next few years give Anadarko an asset-based advantage over our competitors. If you look at our core assets in southwest Kansas, the Gulf of Mexico, Algeria, Alaska, Oklahoma and Texas, these are some of the best hydrocarbon basins in the world. Generally speaking, these basins offer better-than-average project economics--in terms of reserves, production, development and operating costs and exploitation opportunities.

          The second advantage is our people. We've assembled a management and technical team that has consistently made the right investment choices. Our people are adept at quickly capturing new opportunities in our core areas while maintaining a competitive ability to move into new play areas. For example, we moved some of our technical personnel and capital spending from our traditional U.S. onshore effort in 1998 to focus on the Gulf of Mexico's sub-salt play where we've enjoyed success at Tanzanite, Hickory, Mahogany and Agate.

         The third advantage for us is technology. We place a high value on using advanced technologies properly throughout our organization. We know how to use technology and our track record proves that.

         And the fourth advantage is our streamlined organization. We can make decisions quickly and take advantage of opportunities in the marketplace. These four factors set us apart from our peers.

QUESTION. ANADARKO'S BALANCE SHEET IS MORE FINANCIALLY LEVERAGED THAN ANYTIME IN ITS HISTORY. WHAT DO YOU CONSIDER TO BE A PRUDENT DEBT LEVEL? WHAT ARE YOUR 1999 FINANCING NEEDS AND LONG-TERM TARGETS? (JOHN HERRLIN, MERRILL LYNCH; PHILLIP PACE, CREDIT SUISSE FIRST BOSTON; AND ALAN GUTMANN, OPPENHEIMER CAPITAL)

ANSWER. For several years, Anadarko has used external funding to finance capital expenditures in excess of our operating cash flow. The rationale for this financing plan is simple: debt levels increase for several years until expected earnings from the new producing fields begin to dramatically improve Anadarko's debt-to-capital ratios. We are comfortable with this approach.

         Our short-term strategy -- during this period of low commodity prices -- includes a number of options to supplement our capital needs. For example, we expect to complete a financing arrangement soon to fund development of the Tanzanite and Hickory Fields. We currently have a $300 million shelf registration filed with the SEC that gives us access to public sources of additional funds. We're also looking at other strategies -- ranging from property sales to asset trades to creative and innovative business relationships -- that could let us leverage our technical skills with potential partners' funds. These types of strategies should allow us to continue investing in attractive growth projects without hampering our balance sheet or giving up all the upside in our higher potential assets.

         Our long-term strategy is to maintain access to capital markets with a conservative capital structure and a strong balance sheet. The value of the assets we've created, plus our demonstrated ability to sustain growth, puts Anadarko in the position to secure supplemental financing until cash flows increase significantly over the next few years.


QUESTION. TO WHAT EXTENT DO YOU BELIEVE THAT THE RECENT COLLAPSE IN NATURAL GAS DRILLING IN NORTH AMERICA WILL AFFECT DELIVERABILITY AND GAS PRICES IN THE FUTURE? (PHILLIP PACE, CREDIT SUISSE FIRST BOSTON)

ANSWER. I believe the decline in drilling will have a substantial impact on future deliverability and prices. One report I read recently said "... There's a bull market under construction in the gas industry."

         In simple terms, gas demand continues to grow. Industry trade groups predict potential U.S. demand of 30 Tcf per year -or 50% above current levels! The growth would come from industrial customers and new electric power generators. The problem is gas supply. U.S. gas production peaked in 1996 and was flat in 1997-1998 despite a furious level of drilling and completion activity. Drilling began to fall sharply in the second half of 1998 and those cutbacks have already begun to impact production.
Production levels will continue to fall during 1999.

         Gas wells -- like oil wells -- can't produce at flat rates forever. Production declines for various reasons and at various rates. We look at nationwide data and see many U.S. gas wells experience annual production declines of 25% to 41% per year. We look at individual producing basins -- like the Rocky Mountains, the Gulf of Mexico, and the U.S. mid-continent -- and see a strong positive correlation between drilling activity and production -- it takes more, not less drilling just to stay even.

         Higher gas prices are inevitable -- even though the exact timing of a market turnaround is impossible to predict. But when it happens, we expect Anadarko will be producing substantially more gas than we are today.


QUESTION. ANADARKO'S PRODUCTION OVER THE NEXT FOUR TO FIVE YEARS WILL SURGE TO THE POINT THAT VOLUMES WILL RIVAL THOSE OF MANY SMALL MAJORS. WHAT IS THE COMPANY DOING TO ENSURE THAT IT WILL CONTINUE TO ACT AND OPERATE LIKE AN INDEPENDENT? (MIKE HENZI, STEPHENS, INC.)

ANSWER. You're right--by 2002 our production volumes and reserves are projected to grow substantially. But, we want to make certain that Anadarko retains the qualities that have made us successful. We've intentionally organized the Company with few layers of management so that we make decisions quickly to take advantage of new opportunities. We're open to new ideas from our employees and we act on their suggestions. I think that's what makes it exciting for our employees to work here--they get to see their recommendations put into action. We've created a unique environment here that places great emphasis on sharing knowledge--we value learning. We're strong advocates of advanced technology, because it helps to reduce risk. Because of all these factors, we've nurtured a special approach to exploration and development. This culture helps us to attract and retain highly skilled and experienced people. As Anadarko continues to grow, we intend to keep our culture tightly focused on these very special qualities.

QUESTION. THE E&P COMPANIES I FOLLOW TEND TO TRADE FOR FIVE TO SIX TIMES THEIR CASH FLOW. ANADARKO HAS CONSISTENTLY TRADED MUCH HIGHER. WHY DOES ANADARKO DESERVE SUCH A HIGH VALUATION PREMIUM? (SHAWN REYNOLDS, LEHMAN BROTHERS)

ANSWER. That's true -- investors have recognized Anadarko's success and will pay higher premiums -- to cash flow, for example -- than our peer companies. The reason is simple: we outperform other oil and gas companies. Look at our results:

o      Finding costs that are 20% to 30% lower than industry averages

o 17 straight years of reserve replacement -- no other company in the industry can make that claim

o A five-year average reserve replacement of 359% versus the most recent five-year industry average of 99%

o A reserve life of nearly 20 years compared to the most recent U.S. industry average of 9.4 years

o Substantial growth in projected production over the next five years from the development of recent major discoveries in the Gulf of Mexico, \ Algeria and Alaska.

We have created value for our stockholders in the past -- and we believe we can continue to add value in the future.

QUESTION. WALL STREET CURRENTLY PERCEIVES THE UPSTREAM BUSINESS AS HAVING NO GROWTH. HOW CAN ANADARKO DIFFERENTIATE ITSELF WHEN WALL STREET FIXATES ON PROJECTED CASH FLOW MULTIPLES AND NOT POTENTIAL VALUE? (JOHN HERRLIN, MERRILL LYNCH)

ANSWER. I believe Anadarko trades at a high multiple to current cash flow--but a low multiple to the cash flow that we expect in two to three years as new production comes on line. Many companies are looking at flat to lower production over the next five years. Anadarko, on the other hand, expects to increase its production. And moreover, we're creating growth that provides real economic value for stockholders-- not just higher production for the sake of growth. We'll continue to emphasize Anadarko's long-term approach to exploration and development. We have a great record, but we're looking to the future--beyond the current multiples. I see a great future ahead for Anadarko.

QUESTION. HAS ANADARKO IDENTIFIED ANY NEW INTERNATIONAL AREAS THAT COULD PROVIDE WORLD-CLASS EXPLORATION OPPORTUNITIES? (PAUL FERRETTI, WASSERSTEIN PERELLA SECURITIES AND BILL FEATHERSTON, SCHRODER & CO.)

ANSWER. Yes, we're looking at a number of new exploration areas overseas, but at this point we're not ready to discuss the specific regions that we're targeting. With this slump in prices and lower capital spending, we are very selective as we evaluate new international plays. When we study new areas, we're looking for ventures that offer attractive fiscal and contract terms; multiple geological play types and opportunities; areas where we can take advantage of our technical strengths and expertise--in seismic acquisition, imaging, geological modeling and integrating with sub-surface imaging; world-class source rock, reservoir quality and field size potential; and discoveries that can be developed economically in a volatile price environment.

QUESTION. WOULD YOU CONSIDER SELLING THE COMPANY? WHAT ROLE WILL ANADARKO PLAY IN THE CURRENT CONSOLIDATION TREND WITHIN THE INDUSTRY? (MICHAEL CHA, J. P. MORGAN; PAUL FERRETTI, WASSERSTEIN PERELLA SECURITIES; AND ROBERT MORRIS, PAINEWEBBER)

ANSWER. When we asked analysts for their questions, we were afraid someone would ask about mergers and acquisitions! But that's a fair question. If another company made an offer to purchase Anadarko, we have the responsibility to our stockholders to consider any reasonable proposal. But Anadarko is not for sale! In my opinion, we've demonstrated that we can create tremendous value for our stockholders with our growth strategies.

         We believe that we can add more value for our stockholders through the drill bit in 1999 rather than the general acquisition market. The fact is, we've been finding reserves at about $3 per barrel and most acquisitions I see cost $6 to $8 per barrel. But we will continue to look-as we always have--for negotiated transactions where we can add value for stockholders.

QUESTION. IS THE VIOLENCE IN ALGERIA AFFECTING YOUR OPERATIONS? (ALAN GUTMANN, OPPENHEIMER CAPITAL)

ANSWER. No, our operations are located in the Sahara Desert, more than 400 miles south of the areas where most of the violence has taken place. We've worked closely with SONATRACH and the Government to take reasonable and prudent steps to protect our employees and contractors in Algeria and to ensure the efficient operations of our business there. We can't predict with certainty the effect that the current situation may have on our activity planned for this year and beyond. However, to date, the situation has not had any material effect on our operations.

          Let me add that the criminal terrorism that Algeria has experienced over recent years has truly been tragic for the country and its citizens. We have many talented and hardworking Algerian employees, some of whose families and friends have been touched by this terrible violence and we share their hopes for an end to this terrorism. The situation in Algeria, however, is complex, and the roots of the problems are deep. So, it's unrealistic to expect a quick resolution of this situation.

QUESTION. WILL YOU CONSIDER LOCKING IN LONG-TERM OIL SERVICE CONTRACTS TO AVOID A REPEAT OF THE 1996-1997 COST INFLATION? ARE OIL SERVICE COMPANIES OPEN TO SUCH LONG-TERM CONTRACTS NOW? (BILL FEATHERSTON, SCHRODER & CO.)

ANSWER. We have used long-term agreements with service companies when the work program called for it. But, generally we prefer to work with service companies every day to secure the best services at competitive prices. Our top priority is to get the very best service and technical skills from our vendors--we're not necessarily focused on the absolute rock-bottom price. For example, a cheap drilling contract is not the best deal for us if that contractor takes twice as long to drill a well. It also can be difficult to react quickly to changes in the marketplace when long-term contracts are involved.

QUESTION. SHOULD ANADARKO CONSIDER EXITING THE LOWER 48 OIL BUSINESS? WILL THESE ASSETS BE VIABLE IN THE LONGER TERM? (MARK FISCHER, NATIONSBANC MONTGOMERY SECURITIES)

ANSWER. Production from our core assets in the Mid-Continent area has generated much of the cash flow that's allowed us to grow in other areas of the world as well as a significant portion of the higher production volumes that we've achieved recently. And, our operations in the Lower 48 will continue to make significant contributions to the Company.

                           STOCKHOLDERS' INFORMATION

     The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 627,000 shares in 1998, 531,000 shares in 1997 and 453,000 shares in 1996.

     The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings ANADRK or ANADRKPETE.

     The following shows information regarding the closing market price of and dividends paid on the Company's common stock by quarter for 1998 and 1997.

                                   FIRST     SECOND      THIRD     FOURTH
                                  QUARTER    QUARTER    QUARTER    QUARTER
                                  -------    -------    -------    -------
1998*
MARKET PRICE
  High                            $ 34.63    $ 37.91    $ 43.19     $ 40.94
  Low                             $ 26.44    $ 30.31    $ 28.75     $ 25.69
Dividends                         $0.0375    $ 0.050    $ 0.050     $ 0.050
1997*
MARKET PRICE
  High                            $ 36.13    $ 32.81    $ 37.84     $ 38.13
  Low                             $ 27.31    $ 25.44    $ 30.75     $ 28.59
Dividends                         $0.0375    $0.0375    $0.0375     $0.0375

---------------

* In April 1998, the Board of Directors approved a two-for-one stock split. The stock split was effected by way of a stock dividend. The distribution date was July 1, 1998 to stockholders of record on June 15, 1998. All amounts shown above have been restated to reflect the stock split.