Form 10-K, Exhibit 13
period 1999-12-31
ANADARKO PETROLEUM CORP
filed 2000-03-16
CIK 773910

                                                                      EXHIBIT 13


                 PORTIONS OF THE ANADARKO PETROLEUM CORPORATION
                       1999 ANNUAL REPORT OF STOCKHOLDERS




                             Summary Financial Data*

                                                       % Change
Millions, except per share amounts        1999         1999-1998        1998            1997             1996            1995
----------------------------------    ------------     ---------    ------------     ------------    ------------    ------------

Revenues                              $      701.1          25      $      560.3     $      675.1    $      570.1    $      435.2
Operating Income (Loss)                      178.9         N/M              (7.4)           205.3           196.8            65.6
Net Income (Loss)                             42.6         N/M             (42.2)           107.3           100.7            21.0
Net Income (Loss) Available to
  Common Stockholders                         31.7         N/M             (49.3)           107.3           100.7            21.0

Net Cash provided by Operating
  Activities                          $      317.7          33      $      239.6     $      362.0    $      314.5    $      248.3

Per Common Share:
  Net Income (Loss) - Basic           $       0.25         N/M      $      (0.41)    $       0.90    $       0.85    $       0.18
  Net Income (Loss) - Diluted         $       0.25         N/M      $      (0.41)    $       0.89    $       0.85    $       0.18
  Dividends                           $       0.20           7      $     0.1875     $       0.15    $       0.15    $       0.15
Average Shares Outstanding                   125.2           4             120.1            119.4           118.5           117.9
Capital Expenditures                  $        680         (26)     $        917     $        686    $        427    $        331
                                      ------------        ----      ------------     ------------    ------------    ------------
Long-term Debt                        $      1,443           1      $      1,425     $        956    $        731    $        674
Stockholders' Equity                         1,535          22             1,259            1,117           1,014             910
Total Assets                          $      4,098          13      $      3,633     $      2,992    $      2,584    $      2,267
                                      ------------        ----      ------------     ------------    ------------    ------------
Annual Production:
  Gas (Bcf)                                  169.8          (4)            176.7            178.7           164.9           171.7
  Oil and Condensate (MBbls)                14,583          31            11,126            9,083           6,702           7,435
  NGLs (MBbls)                               6,568          (1)            6,640            5,467           3,514           3,580
  Total Energy Equivalent Barrels
    (MMEEBs)                                  49.5           5              47.2             44.3            37.7            39.6
                                      ------------        ----      ------------     ------------    ------------    ------------
Average Daily Production:
  Gas (MMcf/day)                               465          (4)              484              490             450             471
  Oil and Condensate (MBbls/day)                40          33                30               25              18              20
  NGLs (MBbls/day)                              18          --                18               15              10              10
  Total Energy Equivalent Barrels
    (MEEBs/day)                                135           5               129              121             103             108
                                      ------------        ----      ------------     ------------    ------------    ------------
Oil Reserves (MMBbls)                        573.2          16             494.0            419.7           297.8           219.2
Gas Reserves (Tcf)                            2.51          (5)             2.65             1.73            1.82            1.84
Total Reserves (MMEEBs)                      991.0           6             935.1            708.0           601.3           526.3
                                      ------------        ----      ------------     ------------    ------------    ------------
Worldwide Finding Cost ($/EEB)**      $       4.87          56      $       3.13     $       4.28    $       2.76    $       2.74
Worldwide Reserve Replacement
  (% of Production)                            213%        (63)              581%             341%            299%            226%
                                      ------------        ----      ------------     ------------    ------------    ------------
Number of Employees                          1,431          (3)            1,476            1,386           1,229           1,076
                                      ------------        ----      ------------     ------------    ------------    ------------

* Consolidated for Anadarko Petroleum Corporation and its principal subsidiaries, including Anadarko Algeria Corporation, Anadarko Energy Services Company and Anadarko Gathering Company. See Management's Discussion and Analysis.

** Worldwide finding costs are calculated by dividing worldwide costs incurred by the worldwide reserve additions, excluding sales in place.

ALGERIA

     Algeria oil production continued to increase, reaching 6.2 million barrels
- or 13% - of Anadarko's total production in 1999.

     Production from Algeria is expected to grow dramatically over the next five years, providing a significant portion of the Company's net income and generating substantial returns for Anadarko shareholders.

     In September 1999, a contract was signed and work began on the Stage II production facilities at the Hassi Berkine South (HBNS) Field. These facilities should boost production capacity at that field in 2001.

     In December 1999, a contract was signed and work began on production facilities for the Hassi Berkine (HBN) Field. With completion expected in 2001, this facility should further increase production from Algeria. In order to complete the Central Production Facility on Block 404, additional production facilities may be built for four satellite fields surrounding the HBNS and HBN Fields by 2002.

     Development work at the Ourhoud (ORD) Field on the south end of Block 404 is anticipated to accelerate in 2000. Ourhoud is Anadarko's biggest discovery in Algeria and the country's second largest oil field. Development drilling has been underway since 1998. In late 1999, Anadarko and its partners received bids for construction of the ORD field production facilities; these bids are being evaluated. The signing of a contract is expected in 2000, with first production planned for 2002.

     Anadarko also has several fields farther south on Block 208. Initial development plans for these more recent discoveries were submitted in 1998 and are being finalized. Design work has begun, and these production facilities are expected to be built over the next few years, with initial production expected in the 2003 - 2005 time frame.

     In 1999, Anadarko sold its non-operating interests in Blocks 401a and 402a in Algeria. The Company received $84.7 million from the sale, which was applied to development of the large fields on Blocks 404 and 208.

     Anadarko's Algeria project is the largest international undertaking in the Company's history. Its importance to Anadarko, which is already substantial, should increase over the years as the expanded production facilities planned or currently under construction make additional high-quality, Saharan Blend crude oil available to world markets.

ALASKA


     By the end of 1999, Anadarko had firmly established Alaska as a core area for exploration and development activity that should last for many years.

     Anadarko continues to consider Alaska to be one of the most promising areas in the world for the discovery of major oil and gas fields.

     Anadarko announced a large oil discovery at the Alpine Field on the North Slope in 1996. Since that time, development work has progressed rapidly and is more than 80% complete. In 1999, installation and construction continued on production pads, roads, an airstrip and production facilities. Drilling began on the 120 development wells planned for this large field, which has published gross reserve estimates of 429 MMBbls.

     Production from Alpine should begin in the third quarter of 2000 at a gross rate of 40,000 BOPD and is expected to reach 80,000 BOPD in 2001. Anadarko owns a 22% working interest in the field.

     Alpine provides attractive economic returns for a number of reasons. Chief among these reasons are the higher quality of the crude oil as compared to other North Slope fields and the relatively low-cost production made possible by technological advances. Both of these factors help offset the higher transportation expenses associated with the North Slope.

     Anadarko also enjoyed success at NPRA Lease Sale 991. The Company now holds working interests in 99 blocks totaling about 770,000 gross acres. Anadarko also holds rights to 670,000 gross acres in state and federal lands, and an option to lease 3.1 million acres in the Foothills area controlled by the Arctic Slope Regional Corporation.

     At Cook Inlet, where Anadarko holds interests in 176,000 gross acres, there was a successful production test of the Lone Creek #1 gas discovery well in the Moquawkie prospect. The Company has a 50% working interest and is evaluating the development of this field.

Exploration

     In July, Anadarko and its partner announced the discovery of Fiord, a satellite field to Alpine with potential gross reserves of more than 50 MMBbls. The Fiord discovery helps demonstrate that the North Slope has one of the key characteristics Anadarko looks for in any play, repeatability - or running room
- the potential for more than one significant discovery.

     In addition, permits were received in late January 2000 for several exploratory wells on the North Slope, where drilling has just recently begun.

     Anadarko firmly believes that Alaska will continue to yield significant success in both exploration and development.

BOSSIER

     The Bossier Play, Anadarko's newest core area, is a prime example of an asset with immediate results and lasting value.

     The people, capital and expertise Anadarko has committed to the Bossier Play over the past three years have yielded remarkable production growth and high returns. At the beginning of 1996, gas production from the play was zero. By the end of 1999, net production had risen to an average of 110 MMcf/d. Production is still growing rapidly. Anadarko's net gas production in 2000 is expected to average 150 MMcf/d, exceeding its share of production from the Hugoton Field in southwestern Kansas, long one of the Company's mainstays.

     The play has yielded only one dry hole out of the more than 130 wells completed or spudded as of year-end 1999. Anadarko has an average working interest of more than 90% in the wells completed so far, many of which also have gas pays in zones above the Bossier interval.

     Anadarko has leveraged its activity and experience in the play to significantly decrease well costs. The Company has cut the time from start of drilling to first production to about 45 days. Finding and development costs at year-end 1999 were less than 60 cents per Mcf. Bossier wells typically exhibit high initial production rates that decline sharply in the first year. Production rates then generally level out and should produce at stable rates for 20 years or more. Low finding costs and high initial production rates give the Bossier Play some of the highest net margins and returns of any project in the Company's portfolio.

     The economics are further enhanced by the Dew Gathering System, with more than 60 miles of gathering lines connected to three different transmission pipelines. This allows the Company to shift gas between different buyers to capture the most value. Anadarko continues to expand capacity on the gathering system to accommodate its growing production from the Bossier Play.

Exploration

     As prices and cash flow rose, Anadarko aggressively expanded the Bossier Play in 1999. Highlights included the discovery of a new field, Dowdy Ranch, just northeast of the Dew and Mimms Creek Fields, thus demonstrating the repeatability - or running room - of the play.

GULF OF MEXICO

     With proven results and exceptional potential, the Gulf of Mexico continues to command Anadarko's attention and commitment.

     Anadarko's Gulf of Mexico production in 1999 was 10 MMEEBs, about 20% of the Company's total production for the year. Production is projected to stay about the same in 2000. However, production from the Gulf of Mexico should increase significantly in 2001 - by 50% compared to 2000 - as several development projects come completely on-line.

     Work progressed steadily in 1999 on construction of the production platforms for Anadarko's 1998 discoveries, Hickory and Tanzanite. These platforms are scheduled for installation in late summer 2000. Anadarko owns a 100% working interest in Tanzanite and 50% in Hickory, where development drilling has begun.

     Anadarko continued development activity in existing fields in the Gulf of Mexico in 1999. A replacement well drilled at Agate was connected for production through the Mahogany platform. The Company drilled a number of key development wells at Mahogany, Galveston 333 and Matagorda Island 622-623. In addition, wells were successfully recompleted at a number of platforms, including Matagorda Island 587, Galveston 333, Vermilion 78, East Cameron 157 and Matagorda Island 622-623.

Exploration

     Taking advantage of lower day rates for drilling rigs, Anadarko drilled three sub-salt wildcat wells in the Gulf of Mexico in 1999, all of which were unsuccessful below the salt. One of these wells found a gas accumulation above the salt at the Garnet prospect offshore Louisiana. This well is expected to be connected via a sub-sea completion in April 2000 to the East Cameron 359 platform located nearby and operated by Anadarko. The Company has a 100% working interest in Garnet.

     Anadarko doubled its exploration acreage in the sub-salt fairway through an agreement with Texaco. Under the agreement, Anadarko acquired rights to future exploration on 82 blocks covering 400,000 gross acres. Seismic data processing on 40 of the blocks has begun.

     The Company continued to gather and evaluate data on several high-potential prospects it owns in the deepwater.

     Anadarko has established itself as a significant player in the Gulf of Mexico, an area that, with the discovery of large fields, can yield impressive returns and lasting value.

OTHER CORE DEVELOPMENT

     Three onshore areas have generated most of Anadarko's historical production in the United States. They remain rich in promise and value.

     These core assets are the Permian Basin in west Texas and southeastern New Mexico; the Hugoton Embayment beneath southwestern Kansas and the Oklahoma and Texas Panhandles; and central Oklahoma's Golden Trend, a large and prolific natural gas and oil field.

     Anadarko has enhanced recovery projects and select exploration in each area. These assets continue to generate revenue and attractive economic returns.

Permian Basin

     The Permian Basin is the heart of Anadarko's domestic oil production. The Company has more than 2,700 active wells there, most characterized by long-lived production. Finding costs are low. Projects generally yield excellent rates of return.

     Many fields in the Permian Basin are mature, but far from depleted. Anadarko has targeted several of them for additional development. One exciting area is the Snyder Field near Coahoma, Texas, where the Company recently acquired more than 2,000 acres. An initial infill drilling program has resulted in some wells producing 60-100 BOPD in an area where the average existing well produces less than 10 BOPD. Additional drilling and further installation of a waterflood program are planned for 2000.

     Anadarko drilled 67 wells in the Permian Basin in 1999 and performed 71 well workovers and recompletions. In New Mexico, a drilling program was begun that yielded encouraging results, with more wells planned in 2000. Anadarko started a waterflood program at the Ketchum Mountain East Clearfork Unit in Irion County, Texas, which is expected to boost production from existing wells.

Hugoton Embayment

     Hydrocarbons have been produced from the Hugoton Embayment for more than 75 years. Anadarko got its start in this region more than four decades ago and it remains the Company's largest concentration of assets. Anadarko has access to more than a million lease acres and operates 2,750 wells.

     Anadarko is a dominant player in the Hugoton area and sees many profitable opportunities there. The area has multiple pay zones which the Company believes can be exploited through relatively inexpensive workovers or recompletions of existing wells. This helps to offset natural production declines and extends the life of the area's fields.

     The Company recompleted or worked over 80 wells in the Hugoton in 1999, drilled 42 wells and acquired 3-D seismic data to support future drilling.

Golden Trend

     Since 1980, when Anadarko discovered the Golden Trend, more than a Tcf of natural gas have been discovered by the Company and others. It is one of Anadarko's largest onshore fields, characterized by long-lived production.

     In late 1999, Anadarko continued to expand the area under carbon dioxide flood to increase oil recovery. The Company also acquired additional 3-D seismic data to support future drilling.

     The Golden Trend has benefited Anadarko in another way as well. Almost 20 years of success in drilling, producing and gathering gas from these tight sands have given Anadarko a base of experience to apply in the Bossier Play which is proving to be so productive.

FUTURE EXPLORATION

     Near-term production growth and financial performance will be driven by the development of recent discoveries. Long-term, Anadarko remains committed to grassroots exploration as the best strategy to create lasting value for shareholders.

     Anadarko's exploration philosophy is to develop a portfolio of projects that will ensure reserve growth at low finding costs and future production growth at attractive margins. This, in turn, helps ensure growth in asset value and cash flow. The Company balances its portfolio by combining "bread and butter" projects with projects that have higher risk and higher reward. To develop this balanced portfolio, Anadarko emphasizes economic return on investment, capitalizes on its experience and technological competencies, and focuses its resources on a select set of projects.

     In 2000, international exploration will be conducted primarily in Tunisia and the North Atlantic Margin. Initial evaluation also is underway in several other international areas. In the United States, Anadarko will concentrate its exploration programs in Alaska and the Gulf of Mexico.

Tunisia

     Anadarko's knowledge and experience gained in the Berkine/Ghadames Basin of Algeria are being extended across the border into Tunisia, where the Company holds two separate concession areas. On the Anaguid Block, the Company plans to acquire and reprocess seismic data in preparation for a drilling program beginning in late 2000 or early 2001. On the nearby Jenein Nord Block, Anadarko is evaluating multiple exploration prospects and plans to begin exploration drilling in 2000.

North Atlantic Margin

     In 1999, Anadarko participated in a wildcat well drilled in Tranche 61, about 60 miles northwest of the Shetland Islands. In 2000, Anadarko plans to participate in a second exploratory well on Tranche 61. The Company also has an interest in the adjacent Tranche 63 as well as in three others - two offshore Ireland and one in the Rockall Trough about 90 miles west of Ireland. These five tranches encompass 1.2 million gross acres, equivalent in size to more than 240 Gulf of Mexico lease blocks.

Alaska

     In March 2000, Anadarko began drilling a well on the Clover prospect in the NPRA and has plans for two other wildcat wells. The Company also is participating in 3-D seismic acquisition programs in the NPRA and Central Arctic and is continuing to evaluate the potential of the Foothills of the North Slope.

Gulf of Mexico

     Anadarko expects to move farther offshore in 2000 with the drilling of a deepwater well on the Marco Polo prospect on Green Canyon Block 608. In addition, Anadarko anticipates building on its success in the sub-salt fairway with exploration wells in several prospects. The Company will continue to process seismic data and evaluate prospects for drilling in both the shallow and deepwater Gulf of Mexico.

                            STOCKHOLDERS' INFORMATION

     The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 672,000 shares in 1999, 627,000 shares in 1998 and 531,000 shares in 1997.

     The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings Anadrk or AnadrkPete.

     The following shows information regarding the closing market price of and dividends paid on the Company's common stock by quarter for 1999 and 1998.

                   First         Second          Third          Fourth
                  Quarter        Quarter        Quarter         Quarter
                 ----------     ----------     ----------     ----------

1999
Market Price
   High          $    39.88     $    40.50     $    38.19     $    35.44
   Low           $    26.56     $    35.69     $    29.00     $    27.19
Dividends        $     0.05     $     0.05     $     0.05     $     0.05

1998*
Market Price
   High          $    34.63     $    37.91     $    43.19     $    40.94
   Low           $    26.44     $    30.31     $    28.75     $    25.69
Dividends        $   0.0375     $     0.05     $     0.05     $     0.05

--------------
* In April 1998, the Board of Directors approved a two-for-one stock split. The stock split was effected by way of a stock dividend. The distribution date was July 1, 1998 to stockholders of record on June 15, 1998. All amounts shown above have been restated to reflect the stock split.