Form 10-K, Exhibit 13
period 2000-12-30
ANADARKO PETROLEUM CORP
filed 2001-03-15
CIK 773910

                                                                      EXHIBIT 13

                            SUMMARY FINANCIAL DATA*

                                                           % Change
                                                  2000     2000-1999    1999     1998      1997     1996
     in millions, except per share amounts        ----     ---------    ----     ----      ----     ----
Revenues                                         $ 5,686       221     $1,771   $ 1,307   $1,570   $1,242
Operating Income (Loss)                            1,419       711        175        (8)     203      196
Net Income (Loss) Available to Common
  Stockholders Before Change in Accounting
  Principle                                          813     2,441         32       (49)     107      101
Net Income (Loss)                                    796     2,388         32       (49)     107      101
Net Cash Provided by Operating Activities        $ 1,536       383     $  318   $   239   $  362   $  315
Per Common Share:
  Net Income (Loss) -- Basic                     $  4.32     1,628     $ 0.25   $ (0.41)  $ 0.90   $ 0.85
  Net Income (Loss) -- Diluted                   $  4.16     1,564     $ 0.25   $ (0.41)  $ 0.89   $ 0.85
  Dividends                                      $  0.20        --     $ 0.20   $0.1875   $ 0.15   $ 0.15
Average Shares Outstanding                           184        47        125       120      119      118
Capital Expenditures                             $ 1,708       151     $  680   $   917   $  686   $  427
                                                 -------     -----     ------   -------   ------   ------
Long-term Debt                                   $ 3,984       176     $1,443   $ 1,425   $  956   $  731
Stockholders' Equity                               6,786       342      1,535     1,259    1,117    1,014
Total Assets                                     $16,590       305     $4,098   $ 3,633   $2,992   $2,584
                                                 -------     -----     ------   -------   ------   ------
Annual Production:
  Gas (Bcf)                                          385       126        170       177      179      165
  Oil and Condensate (MMBbls)                         36       140         15        11        9        7
  NGLs (MMBbls)                                       12        71          7         7        5        4
  Total Barrels of Oil Equivalent (MMBOE)            112       124         50        47       44       38
                                                 -------     -----     ------   -------   ------   ------
Average Daily Production:
  Gas (MMcf/day)                                   1,052       126        465       484      490      450
  Oil and Condensate (MBbls/day)                      98       145         40        30       25       18
  NGLs (MBbls/day)                                    33        83         18        18       15       10
  Total Barrels of Oil Equivalent (MBOE/day)         306       127        135       129      121      103
                                                 -------     -----     ------   -------   ------   ------
Oil Reserves (MMBbls)                              1,046        83        573       494      420      298
Gas Reserves (Tcf)                                   6.1       144        2.5       2.6      1.7      1.8
Total Reserves (MMBOE)                             2,061       108        991       935      708      601
                                                 -------     -----     ------   -------   ------   ------
Worldwide Finding Cost ($/BOE)**                 $  7.19        48     $ 4.87   $  3.13   $ 4.28   $ 2.76
Worldwide Reserve Replacement
  (% of Production)                                1,059%      397        213%      581%     341%     299%
                                                 -------     -----     ------   -------   ------   ------
Number of Employees                                3,500       150      1,400     1,500    1,400    1,200
                                                 -------     -----     ------   -------   ------   ------

---------------

  * Consolidated for Anadarko Petroleum Corporation and its principal subsidiaries, including RME Petroleum Company, Anadarko Canada Corporation and Anadarko Algeria Company, LLC. See Management's Discussion and Analysis. Certain amounts for prior years have been reclassified to conform to the current presentation.

 ** Worldwide finding costs are calculated by dividing worldwide costs incurred by the worldwide reserve additions, excluding sales in place.

                           STOCKHOLDERS' INFORMATION

     The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 1,618,000 shares in 2000, 672,000 shares in 1999 and 627,000 shares in 1998. The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings Anadrk or AnadrkPete. The following shows information regarding the closing market price of and dividends paid on the Company's common stock by quarter for 2000 and 1999.

                                                         FIRST    SECOND     THIRD    FOURTH
                                                        QUARTER   QUARTER   QUARTER   QUARTER
                                                        -------   -------   -------   -------
2000
Market Price
  High                                                  $38.69    $53.25    $68.05    $74.85
  Low                                                   $28.44    $34.50    $44.44    $58.45
Dividends                                               $ 0.05    $ 0.05    $ 0.05    $ 0.05

1999
Market Price
  High                                                  $39.88    $40.50    $38.19    $35.44
  Low                                                   $26.56    $35.69    $29.00    $27.19
Dividends                                               $ 0.05    $ 0.05    $ 0.05    $ 0.05