Form 10-K, Exhibit 13
period 2002-12-31
ANADARKO PETROLEUM CORP
filed 2003-03-14
CIK 773910

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13


                        FIVE YEAR FINANCIAL HIGHLIGHTS*

---------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS,                                      % change
EXCEPT PER SHARE AMOUNTS                        2002     2002-2001    2001      2000      1999     1998
------------------------                       -------   ---------   -------   -------   ------   -------
Revenues                                       $ 3,860      (18)     $ 4,718   $ 2,911   $  748   $   607
Operating Income (Loss)                          1,425      n/m         (363)    1,352      175        (8)
Net Income (Loss) Available to
  Common Stockholders before
  Change in Accounting Principle                   825      n/m         (183)      813       32       (49)
Net Income (Loss)                                  825      n/m         (188)      796       32       (49)
Net Cash Provided by Operating Activities      $ 2,196      (34)     $ 3,321   $ 1,536   $  318   $   240
Per Common Share:
  Net Income (Loss) -- Basic                   $  3.32      n/m      $ (0.75)  $  4.32   $ 0.25   $ (0.41)
  Net Income (Loss) -- Diluted                 $  3.21      n/m      $ (0.75)  $  4.16   $ 0.25   $ (0.41)
  Dividends                                    $ 0.325       44      $ 0.225   $  0.20   $ 0.20   $0.1875
Average Shares Outstanding -- Basic                248       (1)         250       184      125       120
Average Shares Outstanding -- Diluted              260        4          250       193      126       120
Capital Expenditures                           $ 2,388      (28)     $ 3,316   $ 1,708   $  680   $   917
---------------------------------------------------------------------------------------------------------
Total Debt                                     $ 5,471        8      $ 5,050   $ 3,984   $1,443   $ 1,425
Stockholders' Equity                             6,972       10        6,365     6,786    1,535     1,259
Total Assets                                   $18,248        9      $16,771   $16,590   $4,098   $ 3,633
---------------------------------------------------------------------------------------------------------
Annual Sales Volumes:
  Gas (Bcf)                                        642       (8)         695       385      170       177
  Oil and Condensate (MMBbls)                       75       10           68        36       15        11
  NGLs (MMBbls)                                     15       --           15        12        7         7
  Total Barrels of Oil Equivalent (MMBOE)          197       (1)         199       112       50        47
                                               -------      ---      -------   -------   ------   -------
Average Daily Sales Volumes:
  Gas (MMcf/d)                                   1,760       (8)       1,904     1,052      465       484
  Oil and Condensate (MBbls/d)                     205       10          186        98       40        30
  NGLs (MBbls/d)                                    41       (2)          42        33       18        18
  Total Barrels of Oil Equivalent (MBOE/d)         539       (1)         546       306      135       129
                                               -------      ---      -------   -------   ------   -------
Oil Reserves (MMBbls)                            1,131       --        1,132     1,046      573       494
Gas Reserves (Tcf)                                 7.2        3          7.0       6.1      2.5       2.6
Total Reserves (MMBOE)                           2,328        1        2,305     2,061      991       935
                                               -------      ---      -------   -------   ------   -------
Worldwide Finding Cost ($/BOE)**               $ 10.52       23      $  8.53   $  7.19   $ 4.87   $  3.13
Worldwide Reserve Replacement
  (% of Production)                                112%     (49)         221%    1,059%     213%      581%
Number of Employees                              3,800        9        3,500     3,500    1,400     1,500
---------------------------------------------------------------------------------------------------------

 * Consolidated for Anadarko Petroleum Corporation and its subsidiaries. Certain amounts for prior years have been reclassified to conform to the current presentation.

** Worldwide finding costs are calculated by dividing worldwide costs incurred by the worldwide reserve additions, excluding sales in place.

Table of Measures
Bcf -- Billion cubic feet                                                       MMBOE -- Million barrels of oil equivalent
BOE -- Barrels of oil equivalent                                                MMcf/d -- Million cubic feet per day
MBbls/d -- Thousand barrels per day                                             n/m -- Not meaningful
MBOE/d -- Thousand barrels of oil equivalent per day                            Tcf -- Trillion cubic feet
MMBbls -- Million barrels


                            STOCKHOLDER INFORMATION

     The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 1,793,000 shares in 2002, 2,726,000 shares in 2001 and 1,618,000 shares in 2000. The ticker symbol for Anadarko is APC and the daily stock reports published in local newspapers carry trading summaries for the company under the headings Anadrk or Anadrkpete. The following shows information regarding the closing market price of and dividends paid on the company's common stock by quarter for 2002 and 2001.

                                                                     FIRST    SECOND     THIRD    FOURTH
                                                                    QUARTER   QUARTER   QUARTER   QUARTER
                                                                    -------   -------   -------   -------
2002
Market Price
  High                                                              $58.29    $58.01    $49.22    $49.92
  Low                                                               $46.85    $46.86    $38.00    $42.13
Dividends                                                           $0.075    $0.075    $0.075    $0.100

2001
Market Price
  High                                                              $72.99    $69.00    $59.75    $60.44
  Low                                                               $54.63    $53.40    $44.05    $47.45
Dividends                                                           $0.050    $0.050    $0.050    $0.075