Form 10-K, Exhibit 13
period 2003-12-31
ANADARKO PETROLEUM CORP
filed 2004-03-04
CIK 773910

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13

FIVE YEAR FINANCIAL HIGHLIGHTS *

                                                                 % change
dollars in millions, except per share amounts          2003      2003-2002       2002         2001           2000          1999
-----------------------------------------------     ----------   ----------   ----------   ----------     ----------    ----------
Revenues                                            $    5,122           33   $    3,845   $    4,718     $    2,911    $      748
Operating Income (Loss)                                  2,208           57        1,410         (363)         1,352           175
Net Income (Loss) Available to
    Common Stockholders before Change
    in Accounting Principle                              1,240           50          825         (183)           813            32
Net Income (Loss)                                        1,287           56          825         (188)           796            32
Net Cash Provided by Operating Activities           $    3,043           39   $    2,196   $    3,321     $    1,536    $      318
Per Common Share:
    Net Income (Loss) - Basic                       $     5.16           55   $     3.32   $    (0.75)    $     4.32    $     0.25
    Net Income (Loss) - Diluted                     $     5.09           59   $     3.21   $    (0.75)    $     4.16    $     0.25
    Dividends                                       $     0.44           35   $    0.325   $    0.225     $     0.20    $     0.20
Average Shares Outstanding - Basic                         250            1          248          250            184           125
Average Shares Outstanding - Diluted                       253           (3)         260          250            193           126
Capital Expenditures                                $    2,792           17   $    2,388   $    3,316     $    1,708    $      680
                                                    ----------   ----------   ----------   ----------     ----------    ----------
Total Debt                                          $    5,058           (8)  $    5,471   $    5,050     $    3,984    $    1,443
Stockholders' Equity                                     8,599           23        6,972        6,365          6,786         1,535
Total Assets                                        $   20,546           13   $   18,248   $   16,771     $   16,590    $    4,098
                                                    ----------   ----------   ----------   ----------     ----------    ----------
Annual Sales Volumes:
    Gas (Bcf)                                              643           --          642          695            385           170
    Oil and Condensate (MMBbls)                             67          (11)          75           68             36            15
    NGLs (MMBbls)                                           17           13           15           15             12             7
    Total Barrels of Oil Equivalent (MMBOE)                192           (3)         197          199            112            50
                                                    ----------   ----------   ----------   ----------     ----------    ----------
Average Daily Sales Volumes:
    Gas (MMcf/d)                                         1,762           --        1,760        1,904          1,052           465
    Oil and Condensate (MBbls/d)                           184          (10)         205          186             98            40
    NGLs (MBbls/d)                                          47           15           41           42             33            18
    Total Barrels of Oil Equivalent (MBOE/d)               525           (3)         539          546            306           135
                                                    ----------   ----------   ----------   ----------     ----------    ----------
Oil Reserves (MMBbls)                                    1,226            8        1,131        1,132          1,046           573
Gas Reserves (Tcf)                                         7.7            8          7.2          7.0            6.1           2.5
Total Reserves (MMBOE)                                   2,513            8        2,328        2,305          2,061           991
                                                    ----------   ----------   ----------   ----------     ----------    ----------
Worldwide Finding Cost ($/BOE)**                    $     6.95          (34)  $    10.52   $     8.53     $     7.19    $     4.87
Worldwide Reserve Replacement (% of Production)            196%          75          112%         221%         1,059%          213%
                                                    ----------   ----------   ----------   ----------     ----------    ----------
Number of Employees                                      3,500           (8)       3,800        3,500          3,500         1,400
                                                    ----------   ----------   ----------   ----------     ----------    ----------

*        Consolidated for Anadarko Petroleum Corporation and its subsidiaries.
         Certain amounts for prior years have been reclassified to conform to the current presentation.

** Worldwide finding costs are calculated by dividing worldwide finding and development costs by the worldwide reserve additions, including revisions and excluding sales in place. Finding and development costs exclude asset retirement costs and include actual asset retirement expenditures.

Table of Measures

Bcf - Billion cubic feet                                MMBbls - Million barrels
BOE - Barrels of oil equivalent                         MMBOE - Million barrels of oil equivalent
MBbls/d - Thousand barrels per day                      MMcf/d - Million cubic feet per day
MBOE/d - Thousand barrels of oil equivalent per day     Tcf - Trillion cubic feet

                            STOCKHOLDER INFORMATION

     The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 2,358,000 shares in 2003, 1,793,000 shares in 2002 and 2,726,000 shares in 2001. The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings Anadrk or AnadrkPete. The following shows information regarding the closing market price of and dividends paid on the company's common stock by quarter for 2003 and 2002.

                   FIRST         SECOND          THIRD         FOURTH
                  QUARTER        QUARTER        QUARTER        QUARTER
                 ----------     ----------     ----------     ----------
2003
Market Price
   High          $    48.87     $    49.95     $    45.05     $    51.29
   Low           $    42.24     $    44.17     $    40.49     $    41.35
Dividends        $    0.100     $    0.100     $    0.100     $    0.140

2002
Market Price
   High          $    58.29     $    58.01     $    49.22     $    49.92
   Low           $    46.85     $    46.86     $    38.00     $    42.13
Dividends        $    0.075     $    0.075     $    0.075     $    0.100