Form 10-K, Exhibit 13
period 2004-12-31
ANADARKO PETROLEUM CORP
filed 2005-03-15
CIK 773910

EXHIBIT 13

FIVE YEAR FINANCIAL HIGHLIGHTS *

		% change
dollars in millions, except per share amounts	2004	2004-2003	2003	2002	2001	2000

Revenues	$6,067	18	$5,122	$3,845	$4,718	$2,911
Operating Income (Loss)	2,881	30	2,208	1,410	(363)	1,352
Net Income (Loss) Available to Common Stockholders before Change in Accounting Principle	1,601	29	1,240	825	(183)	813
Net Income (Loss)	1,601	24	1,287	825	(188)	796
Net Cash Provided by Operating Activities	$3,207	5	$3,043	$2,196	$3,321	$1,536
Per Common Share:
Net Income (Loss) — Basic	$6.41	24	$5.16	$3.32	$(0.75)	$4.32
Net Income (Loss) — Diluted	$6.36	25	$5.09	$3.21	$(0.75)	$4.16
Dividends	$0.56	27	$0.44	$0.325	$0.225	$0.20
Average Shares Outstanding — Basic	250	—	250	248	250	184
Average Shares Outstanding — Diluted	252	—	253	260	250	193
Capital Expenditures	$3,090	11	$2,792	$2,388	$3,316	$1,708

Total Debt	$3,840	(24)	$5,058	$5,471	$5,050	$3,984
Stockholders’ Equity	9,285	8	8,599	6,972	6,365	6,786
Total Assets	$20,192	(2)	$20,546	$18,248	$16,771	$16,590

Annual Sales Volumes:
Gas (Bcf)	637	(1)	643	642	695	385
Oil and Condensate (MMBbls)	67	—	67	75	68	36
NGLs (MMBbls)	17	—	17	15	15	12
Total Barrels of Oil Equivalent (MMBOE)	190	(1)	192	197	199	112

Average Daily Sales Volumes:
Gas (MMcf/d)	1,741	(1)	1,762	1,760	1,904	1,052
Oil and Condensate (MBbls/d)	185	1	184	205	186	98
NGLs (MBbls/d)	45	(4)	47	41	42	33
Total Barrels of Oil Equivalent (MBOE/d)	520	(1)	525	539	546	306

Oil Reserves (MMBbls)	1,113	(9)	1,226	1,131	1,132	1,046
Gas Reserves (Tcf)	7.5	(3)	7.7	7.2	7.0	6.1
Total Reserves (MMBOE)	2,367	(6)	2,513	2,328	2,305	2,061

Number of Employees	3,300	(6)	3,500	3,800	3,500	3,500

*	Consolidated for Anadarko Petroleum Corporation and its subsidiaries.

**	Natural gas converted to equivalent barrels at the rate of 6,000 cubic feet per barrel.

Table of Measures

Bcf — Billion cubic feet	MMBbls — Million barrels
BOE — Barrels of oil equivalent**	MMBOE — Million barrels of oil equivalent
MBbls/d — Thousand barrels per day	MMcf/d — Million cubic feet per day
MBOE/d — Thousand barrels of oil equivalent per day	Tcf — Trillion cubic feet

STOCKHOLDER INFORMATION

      The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 1,839,000 shares in 2004, 2,358,000 shares in 2003 and 1,793,000 shares in 2002. The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings Anadrk or AnadrkPete. The following shows information regarding the closing market price of and dividends paid on the Company’s common stock by quarter for 2004 and 2003.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2004
Market Price
High	$53.00	$59.55	$66.81	$71.05
Low	$48.65	$50.85	$55.53	$64.07
Dividends	$0.14	$0.14	$0.14	$0.14

2003
Market Price
High	$48.87	$49.95	$45.05	$51.29
Low	$42.24	$44.17	$40.49	$41.35
Dividends	$0.10	$0.10	$0.10	$0.14