Form 10-K, Exhibit 13
period 2005-12-31
ANADARKO PETROLEUM CORP
filed 2006-03-03
CIK 773910

EXHIBIT 13
CORPORATE INFORMATION
     The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 2,324,000 shares in 2005, 1,839,000 shares in 2004 and 2,358,000 shares in 2003. The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings Anadrk or AnadrkPete. The following shows information regarding the closing market price of and dividends paid on the Company’s common stock by quarter for 2005 and 2004.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2005
Market Price
High	$81.37	$84.66	$97.97	$100.76
Low	$60.40	$69.15	$84.66	$84.60
Dividends	$0.18	$0.18	$0.18	$0.18

2004
Market Price
High	$53.00	$59.55	$66.81	$71.05
Low	$48.65	$50.85	$55.53	$64.07
Dividends	$0.14	$0.14	$0.14	$0.14