Form 10-K, Exhibit 13
period 2006-12-31
ANADARKO PETROLEUM CORP
filed 2007-02-28
CIK 773910

EXHIBIT 13

Corporate Information

The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 5,034,000 shares in 2006, 4,648,000 shares in 2005 and 3,678,000 shares in 2004. The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings Anadrk or AnadrkPete. The following shows information regarding the closing market price of and dividends paid on the Company’s common stock by quarter for 2006 and 2005.

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Market Price
High	$54.52	$56.71	$50.24	$50.03
Low	$47.15	$43.62	$41.66	$41.09
Dividends	$0.09	$0.09	$0.09	$0.09

2005
Market Price
High	$40.69	$42.33	$48.99	$50.38
Low	$30.20	$34.58	$42.33	$42.30
Dividends	$0.09	$0.09	$0.09	$0.09