Form 10-K, Exhibit 13
period 2007-12-31
ANADARKO PETROLEUM CORP
filed 2008-02-29
CIK 773910

EXHIBIT 13

Corporate Information

The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Average daily trading volume was 4,870,000 shares in 2007, 5,034,000 shares in 2006 and 4,648,000 shares in 2005. The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings Anadrk or AnadrkPete. The following shows information regarding the closing market price of and dividends paid on the Company’s common stock by quarter for 2007 and 2006.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2007
Market Price
High	$43.92	$55.33	$54.77	$67.05
Low	$38.63	$43.68	$47.14	$53.89
Dividends	$0.09	$0.09	$0.09	$0.09

2006
Market Price
High	$54.52	$56.71	$50.24	$50.03
Low	$47.15	$43.62	$41.66	$41.09
Dividends	$0.09	$0.09	$0.09	$0.09